DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

NO ACT
P.E 2.5.02
1-09581

April 5, 2002

Jay H. Meltzer
Senior Vice President,
General Counsel and Secretary
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

Act 1934
Section
Rule 14A-8
Public Availability 4/5/2002

Re: The TJX Companies, Inc.
Incoming letter dated February 5, 2002

Dear Mr. Meltzer:

This is in response to your letters dated February 5, 2002 and March 15, 2002 concerning the shareholder proposal submitted to TJX by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund. We also have received a letter from the proponent dated March 5, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Samantha M. Biletsky
Associate General Counsel
City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

CRGIT

ROPES & GRAY
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
PHONE: (617) 951-7000
FAX: (617) 951-7050

February 5, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the New York City Police Pension Fund and the New York City Fire Department Pension Fund

Ladies and Gentlemen:

The TJX Companies, Inc., a Delaware corporation, has received a shareholder proposal, referred to as the "2002 Proposal," from the New York City Police Pension Fund and the New York City Fire Department Pension Fund, or the "Proponents," for inclusion in TJX's proxy materials for its 2002 annual shareholders meeting.

We intend to exclude the 2002 Proposal from our proxy statement and proxy for our 2002 annual shareholders meeting pursuant to Rules 14a-8(i)(3), 14a-8(i)(6), and 14a-8(i)(7) under the Securities Exchange Act of 1934. We respectfully request that staff of the Division of Corporation Finance advise us that it will not recommend any enforcement action to the Securities and Exchange Commission if we omit the 2002 Proposal from our proxy materials.

I. The 2002 Proposal

The 2002 Proposal includes six "Whereas" clauses that, among other things, assert that:

- TJX has "extensive overseas operations";
- a "number of corporations have implemented independent monitoring programs" to strengthen compliance with "international human rights norms";
- "these standards incorporate the conventions of the United Nation's [sic] International Labor Organization (ILO) on workplace human rights" which include five identified "principles" that are briefly identified and reference eight ILO Conventions; and
- corporate adherence to "these standards" is essential to maintain consumer and investor confidence in TJX's commitment to human rights.

The 2002 Proposal then requests the following action by TJX:

> "Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards."

The 2002 Proposal is substantially the same proposal as one submitted by the Citizens Funds and the Presbyterian Church (USA) to TJX last year, referred to as the "2001 Proposal." We excluded the 2001 Proposal from our proxy materials last year based on the staff's concurrence with our view that the 2001 Proposal was vague and indefinite. TJX Companies, Inc. (Mar. 14, 2001). The staff also concurred last year with the exclusion of similar proposals from the proxy materials of five other companies. H.J. Heinz Company (May 25, 2001); Ann Taylor Stores Corp. (Mar. 13, 2001); Kohl's Corporation (Mar. 13, 2001); McDonald's Corporation (Mar. 13, 2001); Revlon, Inc. (Mar. 13, 2001). We believe that the Proponents' slight alterations to the 2001 Proposal to create the 2002 Proposal do not remedy the defects of the 2001 Proposal and, in fact, make the 2002 Proposal more vague and indefinite than the 2001 Proposal.

A copy of the 2002 Proposal is enclosed as Exhibit A, a copy of the 2001 Proposal is enclosed as Exhibit B, a copy of the eight ILO Conventions referenced in the fifth "Whereas" clause is enclosed as Exhibit C, and a list of all 184 of the ILO Conventions is included as Exhibit D. Because the full text of the ILO Conventions numbers over 1,250 pages, we have not included them as an exhibit to this letter, but will provide them at your request.

II. Rule 14a-8(i)(3): The 2002 Proposal May Be Excluded Because It Violates the Commission's Proxy Rules.

Rule 14a-8(i)(3) provides that a proposal can be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9." Like the 2001 Proposal, we believe the 2002 Proposal may be excluded because it is vague, indefinite and misleading and therefore violates Rule 14a-9. Second, the 2002 Proposal violates Rule 14a-8(d) because it seeks to circumvent the 500-word limitation on the length of the proposal.

A. The 2002 Proposal is Vague and Indefinite in Violation of Rule 14a-9.

The staff has consistently agreed that a proposal may be excluded if "the proposal is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Company (July 30, 1992). The staff concurred with the exclusion of the 2001 Proposal under Rule 14a-8(i)(3) on the basis that the 2001 Proposal was vague and indefinite. TJX Companies Inc. (Mar. 14, 2001). The staff also concurred with the exclusion of other substantially similar shareholder proposals on the same basis. H.J. Heinz Company (May 25, 2001); Ann Taylor Stores Corp. (Mar. 13, 2001); Kohl's Corporation (Mar. 13, 2001); McDonald's Corporation (Mar. 13, 2001); Revlon, Inc. (Mar. 13, 2001).

The 2002 Proposal is substantially the same as the 2001 Proposal. The most significant change is the deletion of the reference to the "SA8000 Social Accountability Standards" established by the Council on Economic Priorities which had appeared in the fifth "whereas" clause of the 2001 Proposal. In addition, while the 2001 Proposal required TJX to commit itself to the "full implementation of the aforementioned human rights standards," the 2002 Proposal asks TJX to commit itself to the "implementation of a code of corporate conduct based on the aforementioned ILO human rights standards." These changes do not cure the 2002 Proposal of the problems that made the 2001 Proposal vague and indefinite. We believe they increase the problems.

The 2002 Proposal is vague and misleading in violation of Rule 14a-9 because it does not identify "the aforementioned ILO human rights standards" on which we are to base a code of corporate conduct. The only additional discussion on the meaning of these words appears in the fifth "Whereas" clause. This clause states that "*these* standards *incorporate* the conventions of the International Labor Organization (ILO) on workplace rights which *include* the following principles . . .." (emphasis added). This reference is the first time the concept of "standards" appears in the 2002 Proposal; there is no earlier discussion clarifying what "these" standards are. From this reference, "these standards" at a minimum include all 184 ILO Conventions. But we do not know what else is encompassed. By comparison to the 2001 Proposal, the phrase "these standards" was originally intended to reference the SA8000 Standards which had occurred earlier in the 2001 Proposal. However, because the SA8000 Standards have now been deleted from the 2002 Proposal, the 2002 Proposal is left with no full explanation of what "these standards" are. Without identifying the standards on which the TJX code of conduct is to be based, the 2002 Proposal becomes more vague and indefinite than the 2001 Proposal that referenced the SA8000 Standards. The 2002 Proposal should be excluded because, with unspecified standards, neither we nor our shareholders know what standards are to be incorporated in a code of conduct that we are being asked to adopt.

Even with respect to the ILO Conventions, the 2002 Proposal is vague and indefinite because it does not adequately summarize their broad-reaching content. As the standards are said to "incorporate" the ILO Conventions, the 2002 Proposal requires TJX to commit to the implementation of a code of corporate conduct based on all ILO Conventions, together with whatever additional unknown matters "these standards" incorporate. In fact, there are 184 different ILO Conventions that contain over 3,800 articles and number over 1,250 pages. <u>See Exhibit D</u> for a complete list of the ILO Conventions. Only eight of the ILO Conventions are even mentioned in the 2002 Proposal, and the other 176 ILO Conventions are not described in any way. The vast subject matter of the ILO Conventions is summarized in the 2002 Proposal in a statement of only five general principles. Even minimalist fair disclosure would require significantly more discussion than what is provided with respect to the 184 ILO Conventions. We do not believe that our shareholders will have any clear idea of the nature of the code of corporate conduct we are being asked to adopt in the 2002 Proposal. The staff has agreed with the exclusion of a proposal under the predecessor of Rule 14a-8(i)(3) where "any actions(s) ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." <u>Occidental Petroleum Corp</u>. (Feb. 11, 1991). Similarly, the 2002 Proposal's selective discussion is misleading to our shareholders, who are being asked to vote without an adequate summary of the standards they are being asked to approve.

Even with the benefit of reading the ILO Conventions, we are uncertain what type of code of conduct is being requested in light of the extent and detail of the material covered. The ILO Conventions cover many topics that do not apply to TJX and its business. In addition, the ILO Conventions are highly detailed on myriad topics relating to the business of TJX and its suppliers and set forth initiatives and rules to be implemented by governmental entities, not companies. The 2002 Proposal is misleading because it fails to describe the true nature and purpose of the ILO Conventions. The text of the 2002 Proposal would lead shareholders to believe that the ILO Conventions are "human rights standards" that TJX could adopt to ensure that its "commitment to human rights is to be maintained." In fact, the ILO Conventions are not a list of human rights standards. Rather, they are international treaties to be ratified by countries and adopted by governments to form national legislation on labor and social matters. http://www.ilo.org (visited Jan. 25, 2002). They provide specific and detailed governmental regulation on many matters rather than providing a set of "human rights norms." Even if diligent shareholders were to search out and read the ILO Conventions, they would be unable to discern what a code of corporate conduct "based on" the ILO Conventions would entail. Ironically, while TJX is asked to commit to all 184 of the ILO Conventions, the United States has adopted only 14 of these Conventions. http://ilolex.ilo.ch:1567/english/newratframeE.htm (visited Jan. 25, 2002). The ILO Conventions are very different from social policy principles like the Sullivan Principles and the MacBride Principles (which we have included in our proxy materials). Unlike the ILO Conventions, each of these principles encompasses a focused and narrowly drafted human rights standard, is concisely stated in less than two pages and can be briefly and fairly summarized in a 500 word statement.

The 2002 Proposal even fails to adequately summarize those eight ILO Conventions which the 2002 Proposal specifically cites. Those eight ILO Conventions alone contain 140 articles and number 36 pages. <u>See</u> <u>Exhibit C</u>. For example, the fifth "Whereas" clause of the 2002 Proposal purports to summarize ILO Convention 138 with the sentence: "There shall be no use of child labor." However, ILO Convention 138, like the other ILO Conventions, is highly detailed. It would, for example, require TJX to develop a code of conduct based upon (1) pursuing a national policy designed to ensure the abolition of child labor and raising progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons (Article 1); (2) ensuring that the minimum age is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years (Article 2, 3); and (3) ensuring that the minimum age for admission to any type of employment or work which by its nature or the circumstances in which it is carried out is likely to jeopardize the health, safety or morals of young persons is not less than 18 years (Article 3, 1). Thus, the 2002 Proposal's purported summary of the eight ILO Conventions is vague and indefinite because it inadequately and selectively describes the listed conventions.

The 2002 Proposal is also vague and indefinite because it requests that we commit to independent monitoring of compliance without providing us or our shareholders with any guidance as to the meaning of "independent monitoring." The 2002 Proposal provides no clear indication about the nature of the independent monitor sought. Is any independent third party eligible, such as entities engaged in the business of monitoring, or must the independent monitor be a charitable or social organization? The 2002 Proposal also provides no indication as to whether independence requires that the monitor act without being paid by TJX, directly or indirectly, for its services. One of the "whereas" clauses refers to "respected human rights and religious organizations." Does the proposal intend to limit our independent monitoring to these unidentified organizations? Without clarification, neither our shareholders nor we can discern with reasonable certainty what is required by the "independent monitoring" language.

Further, the 2002 Proposal does not give any indication as to the costs that TJX would incur in implementing the 2002 Proposal. As a result, shareholders' expectations as to cost may be different from the costs TJX would incur.

We distinguish the letters received by PPG Industries, Inc., Kmart Corporation and American Eagle Outfitters, Inc. in which the staff was unable to concur that proposals similar to the 2001 and 2002 Proposals could be excluded. PPG Industries, Inc. (Jan. 22, 2001); Kmart Corporation (Mar. 16, 2001); American Eagle Outfitters, Inc. (Mar. 20, 2001). We note that since the PPG letter and contemporaneously with the Kmart and American Eagle letters, the staff has issued five no-action letters, including ours, in which it concurred with the exclusion of proposals that sought the full implementation of the ILO Conventions because the proposals were vague and indefinite as they failed to summarize adequately the standards being proposed. H.J. Heinz Company (May 25, 2001); TJX Companies, Inc. (Mar. 14, 2001); AnnTaylor Stores Corp. (Mar. 13, 2001); Kohl's Corporation (Mar. 13, 2001); Revlon, Inc. (Mar. 13, 2001).

We note that the arguments made by the above companies with which the staff concurred differ significantly from those made by Kmart, PPG and American Eagle. In Kmart, the staff was "unable to conclude that Kmart has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(3)." Kmart argued that the "language and imagery" in the proposal "both impugn the integrity of the Company as well as make charges concerning improper conduct on the part of the Company without factual foundation." Kmart made only one brief statement to suggest that the proposal was vague and indefinite: "the principles of the ILO are general in nature and do not precisely explain or establish guidelines as to what the Company is to report." However, Kmart did not make any factual arguments or provide other evidence to support this blanket statement. PPG argued for exclusion under Rule 14a-8(i)(3) on the basis that the ILO Conventions "bear little or no relevance to the business operations of PPG." PPG did assert that the shareholders would not be able to determine what actions would be required to create a code of conduct based on "the multitude of ILO Conventions" but did not offer any discussion or factual support as to the reasons the proposal was vague and indefinite on that basis. American Eagle did not argue that the proposal was excludable under Rule 14a-8(i)(3).

The differences between the 2001 and the 2002 Proposals should not affect their exclusion under Rule 14a-8(i)(3). The 2002 Proposal that asks us to adopt a workplace code of conduct "based on" unspecified standards that include the ILO Conventions is no less vague and indefinite than the 2001 Proposal, excluded last year with the staff's concurrence, that requested the "full implementation" of the standards. In both cases, the proposals are vague and indefinite because they do not adequately describe the underlying standards. The elimination of the reference to the SA8000 standards similarly did not cure the vague and indefinite nature of the prior year's proposals. Although the Heinz, TJX, Kohl's, and Revlon proposals all included both the SA8000 Standards and the ILO Conventions as part of the proposals, the AnnTaylor proposal included only the ILO Conventions and did not include any reference to the SA8000 standards. The staff agreed that AnnTaylor could exclude the proposal that dealt only with the ILO Conventions for being vague and indefinite. We believe that the exclusion of the SA8000 standards from the 2002 Proposal (as compared to the 2001 Proposal) does not cure the vague and indefinite nature of the proposal.

Finally, the 2002 Proposal contains a number of factual errors that make it misleading in violation of Rule 14a-9. We do not have "extensive overseas operations" as stated in the first "Whereas" clause. Our overseas operations consist solely of retail stores and related operations in the European Union, which account for less than five percent of our sales; this is hardly extensive. Further, we do not own any international production facilities as the 2002 Proposal asserts. By stating that TJX has extensive foreign operations and operates international production facilities, shareholders reading the 2002 Proposal may be misled about the scope of our foreign operations and our role with respect to international manufacturing operations.

Because the 2002 Proposal (1) does not identify or adequately describe the standards on which TJX is being asked to base a code of conduct (whether the undefined "aforementioned ILO human rights standards", the 184 ILO Conventions or even the 8 identified ILO Conventions), (2) does not describe the nature of the ILO Conventions or the manner in which they are intended to be implemented, (3) does not adequately identify what constitutes independent monitoring, (4) does not identify the cost of implementation, and (5) mischaracterizes TJX's overseas operations and ownership of international production facilities, TJX believes that it is vague, indefinite and misleading in violation of Rule 14a-9. Accordingly, TJX respectfully requests that you concur that the 2002 Proposal may be excluded from our 2002 proxy materials pursuant to Rule 14a-8(i)(3).

B. The 2002 Proposal Attempts to Circumvent the 500-Word Limit of Rule 14a-8(d).

Rule 14a-8(d) provides that "[t]he proposal, including any accompanying supporting statement, may not exceed 500 words." As described in Section I above, the 2002 Proposal requests that TJX commit to a code of conduct based on unidentified standards which "incorporate" the ILO Conventions. As set forth on Exhibit D, the 184 ILO Conventions that are incorporated into "these standards" are over 1,250 pages long. It is impossible even to list the ILO Conventions in 500 words, let alone adequately describe them so that shareholders can understand what they are being asked to approve with the 2002 Proposal. Thus, by incorporating voluminous materials into the 2002 Proposal without adequately summarizing them, the Proponents are attempting to circumvent the 500-word limit in Rule 14a-8(d). Therefore, we respectfully request that you agree that the 2002 Proposal may be excluded from our 2002 proxy materials pursuant to Rule 14a-8(i)(3).

III. 14a-8(i)(6): The 2002 Proposal May Be Excluded Because TJX Lacks the Power and Authority to Implement the 2002 Proposal.

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded "if the company would lack the power or authority to implement the proposal." The staff has agreed that a company may exclude a proposal under Rule 14a-8(i)(6) when "the proposal as drafted and submitted to the company . . . is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail." Int'l Business Machines Corp. (Jan. 14, 1992); Dyer v. Securities and Exchange Commission, 287 F.2d 773, 781 (8th Cir. 1961). For the reasons set forth in Section II above, we believe that the 2002 Proposal is vague and indefinite. In addition, because the ILO Conventions were designed as "international treaties" for governments, they contain various provisions on which it would be virtually impossible to base a code of conduct and therefore impossible for TJX to implement. Also, TJX and its suppliers are not governments with the ability to change laws to implement the ILO Conventions; each must comply with applicable foreign laws that may conflict with the ILO Conventions. Therefore, we respectfully request that you agree that the 2002 Proposal may be excluded from our 2002 proxy materials pursuant to Rule 14a-8(i)(6).

IV. Rule *14a-8(i)(7)*: The 2002 Proposal May Be Excluded Because It Deals With Matters Relating to TJX's Ordinary Business Operations.

We believe that the 2002 Proposal may also be excluded under Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business operations." The Commission has determined that the policy of the Rule 14a-8(i)(7) exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." Release No. 34-40018, 1998 SEC LEXIS 1001 (May 21, 1998), referred to as the "Adopting Release." The Commission also determined that "there is no bright line test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business' exclusion" and reviews arguments for exclusion under Rule 14a-8(i)(7) on a "case-by-case approach." Adopting Release, *15. TJX believes that the 2002 Proposal deals with ordinary business matters of TJX such that it may be excluded pursuant to Rule 14a-8(i)(7).

The Commission has stated that the policy underlying the ordinary business exclusion rests on two central considerations: (1) whether the proposal concerns "tasks that are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (2) whether the proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Adopting Release, *20-21. TJX believes that the 2002 Proposal may be excluded on the basis of both of these considerations.

The 2002 Proposal asks TJX to implement a code of corporate conduct for its non-existent foreign factories and its international suppliers based on ILO Conventions covering: (a) employee compensation, vacation, and leave, (b) interaction with employee labor organizations, (c) schedules of working hours of employees, and (d) hiring and termination of employees. The Commission has stated that "the management of the workforce, such as hiring, promotion, and termination of employees" is fundamental to management's ability to run the company. Adopting Release, *20. Surely if it is micromanagement by shareholders to intervene in these matters for TJX itself, it is even more extreme to permit TJX shareholders to micromanage the workforces of TJX's suppliers.

If adopted, the 2002 Proposal would require TJX to adopt a code of conduct for its non-existent foreign factories and its international suppliers based on the ILO Conventions which, in over a thousand pages of text, include the following:

a. *Employee Compensation, Vacation and Leave.*

- fixing minimum rates of wages for workers employed in certain of the trades or parts of trades, including manufacturing and commercial trades, in which no arrangements exist for the effective regulation of wages by collective agreement or otherwise, and in which wages are exceptionally low, considering (a) the needs of workers and their families, and (b) certain economic factors including levels of productivity. (ILO Convention 26, Art. 1; ILO Convention 131, Art. 4);

- granting an annual holiday with pay of at least three working weeks for one year of service and prorating that proportionate to the length of service for employees whose length of service is less than one year. (ILO Convention 52, Art. 2, *as revised by* ILO Convention 132, Art. 3);

- not paying employees with promissory notes, vouchers or coupons. (ILO Convention 95, Art. 3, 4);

- granting paid educational leave to employees for the purpose of: (a) training at any level, (b) general, social and civic education, and (c) trade union education. (ILO Convention 140, Art. 2);

- providing maternity leave of not less than 14 weeks (ILO Convention 183, Art. 4).

b. *Management and Labor Relations.*

- ensuring that workers and employers, without distinction whatsoever, have the right to establish and (subject only to the rules of the particular organization) join organizations of their own choosing without previous authorization. (ILO Convention 87, Art 2);

- not dissolving or suspending any workers' or employees' organizations. (ILO Convention 87, Art. 4);

- taking all necessary and appropriate measures to ensure that workers and employers freely exercise the right to organize. (ILO Convention 87, Art. 11);

- maintaining or ensuring the maintenance of a free public employment service, which would ensure the best possible organization of the employment market as an integral part of the national program for the achievement and maintenance of full employment and the development and use of productive resources. (ILO Convention 88, Art. 1);

c. *Working Hours.*

- not requiring any of non-supervisory employees engaged in industrial undertakings, including manufacturing activities and adapting articles for sale, to work more than eight hours per day and forty-eight hours per week. Such employees could work shifts exceeding the prescribed limits so long as the average hours over three weeks would not exceed eight hours per day and forty-eight hours per week. (ILO Convention 1, Art. 1,2);

- providing non-supervisory employees engaged in industrial undertakings, including manufacturing activities and adapting articles for sale, with a rest period of at least twenty-four hours in every seven day period. (ILO Convention 14, Art. 2);

- not requiring any of retail and office employees to work more than eight hours per day and forty-eight hours per week or alternatively, not work more than ten hours in any single day. (ILO Convention 30, Art. 3,4);

- providing its retail and office employees with a rest period of at least twenty-four hours in every seven day period. (ILO Convention 106, Art. 6);

- providing any employees who work at night the right to a free health assessment and the right to receive advice on how to reduce or avoid health problems associated with their work, and consulting with labor union representatives prior to introducing night work schedules. (ILO Convention 171, Art. 3).

d. *Hiring and Terminating Employees.*

- entering into a written employment agreement with a manual worker if the contract (a) is made for a period exceeding six months or a number of working days equivalent to six months, or (b) stipulates conditions of employment which differ materially from those customary in the district of employment or similar work. (ILO Convention 64, Art. 2,3);

- not terminating any employee unless there is a valid reason for such termination connected with the capacity or conduct of the worker or based on the operational requirements of TJX. (ILO Convention 158, Art. 4).

The staff has taken the position that general employee compensation matters relate to the ordinary business of the company. The Bureau of National Affairs, Inc. (Feb. 23, 2001) (proposal related to the compensation of employees through an employee stock plan); Merck & Co., Inc. (March 6, 2000) (proposal requested that the company "improv[e] its compensation and benefit packages" for its pharmacists); Wal-Mart Stores, Inc. (Mar. 15, 1999) (proposal requested a report on suppliers' "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage"). The staff has also agreed that proposals that would govern company negotiations with employee labor unions may be excluded as ordinary business. Modine Manufacturing Co. (May 6, 1998) (proposal requested a corporate code of conduct to address the right to organize and maintain unions); UAL, Inc. (Mar. 3, 1986) (proposal requested a review of "management's handling of union negotiations"). Further, the staff has agreed that proposals which would mandate the working hours of employees may be excluded as ordinary business. General Motors Corp. (Mar. 23, 1999) (proposal requested a one-hour lunch period and flexible schedules for employees with children); Intel Corp. (Mar. 18,

1999) (proposal requested a cap on the maximum number of working hours and imposed limits on overtime work). Also, the staff has agreed that proposals which micromanage the company's ability to hire and terminate its employees may be excluded. Adopting Release, *20 (the "hiring, promotion, and termination of employees" is fundamental to management's ability to run the company); Intel Corp. (Mar. 18, 1999) (proposal set forth "the criteria according to which Intel may terminate employees").

There seems to be no question that if TJX had foreign factories, intervention by the shareholders with respect to the details of employee compensation, leave and vacation, relations with labor unions, working hours, and hiring, promotion and termination of TJX employees in those factories would not be a proper subject for shareholder action. If shareholders are not permitted to micromanage these matters with respect to TJX itself, they surely should not be permitted to seek to micromanage the same matters for TJX's international suppliers through a TJX code of conduct. The Commission has stated that "some proposals may intrude unduly on a company's 'ordinary business' operations by virtue of the level of detail that they seek." Adopting Release, *25. We believe that the 2002 Proposal exhibits exactly this type of micromanagement that Rule 14a-8(i)(7) was meant to exclude and covers many matters which the staff has permitted companies to exclude. The level of detail sought by the 2002 Proposal does not "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Adopting Release, *21. Rather, the 2002 Proposal asks for a code of conduct based on ILO Conventions which micromanage how TJX (if it had foreign factories) and its international suppliers compensate their employees, interact with employee labor organizations, schedule employee working hours, vacation and leave and hire and terminate employees.

We distinguish the letter received by American Eagle Outfitters, Inc. in which the staff was unable to concur that a proposal similar to the 2001 and 2002 Proposals could be excluded. American Eagle Outfitters, Inc. (Mar. 20, 2001). American Eagle argued that their proposal should be excluded because it attempted to "regulate and intrude on the management of the crucial relationship between [American Eagle] and its suppliers." Differently, we have shown specifically how the 2002 Proposal would micromanage the *workforce* of our suppliers.

We understand the "interest among shareholders in having an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues." Adopting Release, *17. It is certainly possible to fashion a proposal on the subject matter of the 2002 Proposal in a manner that directly raises social policy issues. However, the Proponents have not done so with the 2002 Proposal. The Sullivan, MacBride and CERES principles proposals, for example, all raise social policy issues within the context of the proxy rules. In fact, we have received another proposal dealing with vendor standards for international suppliers. That proposal focuses on social policy issues and does not seek to micromanage TJX or to deal with day-to-day operations. We are not objecting to that proposal's inclusion in our 2002 proxy statement. By contrast, the 2002 Proposal does not limit itself to social policy issues and delves into ordinary business and micromanagement under the guise of social policy.

Therefore, we respectfully request that you agree that the 2002 Proposal may be excluded from our 2002 proxy materials pursuant to Rule 14a-8(i)(7).

Based upon the reasons stated above, TJX believes the Proposal may be properly omitted from its year 2002 proxy materials pursuant to Rules 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(7). To the extent that these reasons are based on matters of state law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j).

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed. Simultaneous with this filing, a copy of this submission is being provided to the Proponents.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it in the enclosed envelope.

Please feel free to call Mary E. Weber of Ropes & Gray at (617) 951-7391 or Kevin B. Acklin of Ropes & Gray at (617) 951-7013 with any questions regarding the foregoing submission.

Very truly yours,

Jay H. Meltzer
Senior Vice President,
General Counsel and Secretary
The TJX Companies, Inc.

cc: Mr. Patrick Doherty
City of New York
Office of the Comptroller
1 Centre Street
New York, N.Y. 10007-2341

Enclosures

Exhibit A

TJX COMPANIES/
GLOBAL HUMAN RIGHTS STANDARDS

Whereas, TJX Companies currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions , and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions.(ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138),and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

<u>**Exhibit B**</u>

2001 SHAREHOLDER PROPOSAL FOR THE TJX COMPANIES, INC
Report and Disclose Standards for Vendors

Whereas, the TJX Companies, Inc. currently has some overseas contracting and subcontracting of products as well as merchandise from suppliers contracted and subcontracted all over the world, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring pilot programs with respected local human rights and religious organizations to strengthen compliance with international human rights norms in selected supplier factories, and

Whereas, the Council on Economic Priorities has established a program of independent monitoring known as the SA8000 Social Accountability Standards, and

Whereas, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Conventions 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, Be It Resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Exhibit C

C87 Freedom of Association and Protection of the Right to Organise Convention, 1948

Convention concerning Freedom of Association and Protection of the Right to Organise (Note: Date of coming into force: 04:07:1950.)
Convention:C087
Place:(San Francisco)
Session of the Conference:31
Date of adoption:09:07:1948
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at San Francisco by the Governing Body of the International Labour Office, and having met in its Thirty-first Session on 17 June 1948;

Having decided to adopt, in the form of a Convention, certain proposals concerning freedom of association and protection of the right to organise, which is the seventh item on the agenda of the session;

Considering that the Preamble to the Constitution of the International Labour Organisation declares recognition of the principle of freedom of association to be a means of improving conditions of labour and of establishing peace;

Considering that the Declaration of Philadelphia reaffirms that freedom of expression and of association are essential to sustained progress;

Considering that the International Labour Conference, at its Thirtieth Session, unanimously adopted the principles which should form the basis for international regulation;

Considering that the General Assembly of the United Nations, at its Second Session, endorsed these principles and requested the International Labour Organisation to continue every effort in order that it may be possible to adopt one or several international Conventions;

adopts the ninth day of July of the year one thousand nine hundred and forty-eight, the following Convention, which may be cited as the Freedom of Association and Protection of the Right to Organise Convention, 1948:

Part I. Freedom of Association

Article 1

Each Member of the International Labour Organisation for which this Convention is in force undertakes to give effect to the following provisions.

Article 2

Workers and employers, without distinction whatsoever, shall have the right to establish and, subject only to the rules of the organisation concerned, to join organisations of their own choosing without previous authorisation.

Article 3

1. Workers' and employers' organisations shall have the right to draw up their constitutions and rules, to elect their representatives in full freedom, to organise their administration and activities and to formulate their programmes.

2. The public authorities shall refrain from any interference which would restrict this right or impede the lawful exercise thereof.

Article 4

Workers' and employers' organisations shall not be liable to be dissolved or suspended by administrative authority.

Article 5

Workers' and employers' organisations shall have the right to establish and join federations and confederations and any such organisation, federation or confederation shall have the right to affiliate with international organisations of workers and employers.

Article 6

The provisions of Articles 2, 3 and 4 hereof apply to federations and confederations of workers' and employers' organisations.

Article 7

The acquisition of legal personality by workers' and employers' organisations, federations and confederations shall not be made subject to conditions of such a character as to restrict the application of the provisions of Articles 2, 3 and 4 hereof.

Article 8

1. In exercising the rights provided for in this Convention workers and employers and their respective organisations, like other persons or organised collectivities, shall respect the law of the land.

2. The law of the land shall not be such as to impair, nor shall it be so applied as to impair, the guarantees provided for in this Convention.

Article 9

1. The extent to which the guarantees provided for in this Convention shall apply to the armed forces and the police shall be determined by national laws or regulations.

2. In accordance with the principle set forth in paragraph 8 of article 19 of the Constitution of the International Labour Organisation the ratification of this Convention by any Member shall not be deemed to affect any existing law, award, custom or agreement in virtue of which members of the armed forces or the police enjoy any right guaranteed by this Convention.

Article 10

In this Convention the term *organisation* means any organisation of workers or of employers for furthering and defending the interests of workers or of employers.

9$P Part II. Protection of the Right to Organise

Article 11

Each Member of the International Labour Organisation for which this Convention is in force undertakes to take all necessary and appropriate measures to ensure that workers and employers may exercise freely the right to organise.

Part III. Miscellaneous Provisions

Article 12

1.In respect of the territories referred to in article 35 of the Constitution of the International Labour Organisation as amended by the Constitution of the International Labour Organisation Instrument of Amendment 1946, other than the territories referred to in paragraphs 4 and 5 of the said article as so amended, each Member of the Organisation which ratifies this Convention shall communicate to the Director-General of the International Labour Office as soon as possible after ratification a declaration stating:

a) the territories in respect of which it undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservations made in its original declaration in virtue of subparagraphs (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 16, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 13

1. Where the subject matter of this Convention is within the self-governing powers of any non-metropolitan territory, the Member responsible for the international relations of that territory may, in agreement with the Government of the territory, communicate to the Director-General of the International Labour Office a declaration accepting on behalf of the territory the obligations of this Convention.

2. A declaration accepting the obligations of this Convention may be communicated to the Director-General of the International Labour Office:

a) by two or more Members of the Organisation in respect of any territory which is under their joint authority; or

b) by any international authority responsible for the administration of any territory, in virtue of the Charter of the United Nations or otherwise, in respect of any such territory.

3. Declarations communicated to the Director-General of the International Labour Office in accordance with the preceding paragraphs of this Article shall indicate whether the provisions of the Convention will be applied in the territory concerned without modifications or subject to modification; when the declaration indicates that the provisions of the Convention will be applied subject to modifications it shall give details of the said modifications.

4. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

5. The Member, Members or international authority concerned may, at any time at which this Convention is subject to denunciation in accordance with the provisions of Article 16, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Part IV. Final Provisions

Article 14

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 15

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose

ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 16

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 17

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications, declarations and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 18

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 19

At the expiration of each period of ten years after the coming into force of this Convention, the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 20

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 16 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 21

The English and French versions of the text of this Convention are equally authoritative.

Cross references
CONSTITUTION:P:Preamble to the Constitution of the International Labour Organisation
Constitution: 19:article 19 of the Constitution of the International Labour Organisation
Constitution: 35:article 35 of the Constitution of the International Labour Organisation

---

C98 Right to Organise and Collective Bargaining Convention, 1949

Convention concerning the Application of the Principles of the Right to Organise and to Bargain Collectively (Note: Date of coming into force: 18:07:1951.)
Convention:C098
Place:Geneva
Session of the Conference:32
Date of adoption:01:07:1949
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Thirty-second Session on 8 June 1949, and

Having decided upon the adoption of certain proposals concerning the application of the principles of the right to organise and to bargain collectively, which is the fourth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the first day of July of the year one thousand nine hundred and forty-nine, the following Convention, which may be cited as the Right to Organise and Collective Bargaining Convention, 1949:

Article 1

1. Workers shall enjoy adequate protection against acts of anti-union discrimination in respect of their employment.

2. Such protection shall apply more particularly in respect of acts calculated to--

(a) make the employment of a worker subject to the condition that he shall not join a union or shall relinquish trade union membership;

(b) cause the dismissal of or otherwise prejudice a worker by reason of union membership or because of participation in union activities outside working hours or, with the consent of the employer, within working hours.

Article 2

1. Workers' and employers' organisations shall enjoy adequate protection against any acts of interference by each other or each other's agents or members in their establishment, functioning or administration.

2. In particular, acts which are designed to promote the establishment of workers' organisations under the domination of employers or employers' organisations, or to support workers' organisations by financial or other means, with the object of placing such organisations under the control of employers or employers' organisations, shall be deemed to constitute acts of interference within the meaning of this Article.

Article 3

Machinery appropriate to national conditions shall be established, where necessary, for the purpose of ensuring respect for the right to organise as defined in the preceding Articles.

Article 4

Measures appropriate to national conditions shall be taken, where necessary, to encourage and promote the full development and utilisation of machinery for voluntary negotiation between employers or employers' organisations and workers' organisations, with a view to the regulation of terms and conditions of employment by means of collective agreements.

Article 5

1. The extent to which the guarantees provided for in this Convention shall apply to the armed forces and the police shall be determined by national laws or regulations.

2. In accordance with the principle set forth in paragraph 8 of article 19 of the Constitution of the International Labour Organisation the ratification of this Convention by any Member shall not be deemed to affect any existing law, award, custom or agreement in virtue of which members of the armed forces or the police enjoy any right guaranteed by this Convention.

Article 6

This Convention does not deal with the position of public servants engaged in the administration of the State, nor shall it be construed as prejudicing their rights or status in any way.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 2 of article 35 of the Constitution of the International Labour Organisation shall indicate --

a) the territories in respect of which the Member concerned undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision pending further consideration of the position.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservation made in its original declaration in virtue of subparagraph (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 11, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 10

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 4 or 5 of article 35 of the Constitution of the International Labour Organisation shall indicate

whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modifications; when the declaration indicates that the provisions of the Convention will be applied subject to modifications, it shall give details of the said modifications.

2. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

3. The Member, Members or international authority concerned may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 11, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Article 11

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 12

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 13

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 14

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 15

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 11 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which

have ratified it but have not ratified the revising Convention.

Article 16

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Constitution: 19:article 19 of the Constitution of the International Labour Organisation
Constitution: 35:article 35 of the Constitution of the International Labour Organisation

---

For further information, please contact the International Labour Standards Department (NORMES) at Tel: +41.22.799.7149, Fax: +41.22.799.7139 or by email: (infonorm@ilo.org)

C135 Workers' Representatives Convention, 1971

Convention concerning Protection and Facilities to be Afforded to Workers' Representatives in the Undertaking (Note: Date of coming into force: 30:06:1973.)
Convention:C135
Place:Geneva
Session of the Conference:56
Date of adoption:23:06:1971
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fifty-sixth Session on 2 June 1971, and

Noting the terms of the Right to Organise and Collective Bargaining Convention, 1949, which provides for protection of workers against acts of anti-union discrimination in respect of their employment, and

Considering that it is desirable to supplement these terms with respect to workers' representatives, and

Having decided upon the adoption of certain proposals with regard to protection and facilities afforded to workers' representatives in the undertaking, which is the fifth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-third day of June of the year one thousand nine hundred and seventy-one, the following Convention, which may be cited as the Workers' Representatives Convention, 1971:

Article 1

Workers' representatives in the undertaking shall enjoy effective protection against any act prejudicial to them, including dismissal, based on their status or activities as a workers' representative or on union membership or participation in union activities, in so far as they act in conformity with existing laws or collective agreements or other jointly agreed arrangements.

Article 2

1. Such facilities in the undertaking shall be afforded to workers' representatives as may be appropriate in order to enable them to carry out their functions promptly and efficiently.

2. In this connection account shall be taken of the characteristics of the industrial relations system of the country and the needs, size and capabilities of the undertaking concerned.

3. The granting of such facilities shall not impair the efficient operation of the undertaking concerned.

Article 3

For the purpose of this Convention the term *workers' representatives* means persons who are recognised as such under national law or practice, whether they are--

(a) trade union representatives, namely, representatives designated or elected by trade unions or by members of such unions; or

(b) elected representatives, namely, representatives who are freely elected by the workers of the undertaking in accordance with provisions of national laws or regulations or of collective agreements and whose functions do not include activities which are recognised as the exclusive prerogative of trade unions in the country concerned.

Article 4

National laws or regulations, collective agreements, arbitration awards or court decisions may determine the type or types of workers' representatives which shall be entitled to the protection and facilities provided for in this Convention.

Article 5

Where there exist in the same undertaking both trade union representatives and elected representatives, appropriate measures shall be taken, wherever necessary, to ensure that the existence of elected representatives is not used to undermine the position of the trade unions concerned or their representatives and to encourage co-operation on all relevant matters between the elected representatives and the trade unions concerned and their representatives.

Article 6

Effect may be given to this Convention through national laws or regulations or collective agreements, or in any other manner consistent with national practice.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references
Conventions: C098 Right to Organise and Collective Bargaining Convention, 1949

C100 Equal Remuneration Convention, 1951

Convention concerning Equal Remuneration for Men and Women Workers for Work of Equal Value (Note: Date of coming into force: 23:05:1953.)
Convention:C100
Place:Geneva
Session of the Conference:34
Date of adoption:29:06:1951
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Thirty-fourth Session on 6 June 1951, and

Having decided upon the adoption of certain proposals with regard to the principle of equal remuneration for men and women workers for work of equal value, which is the seventh item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-ninth day of June of the year one thousand nine hundred and fifty-one, the following Convention, which may be cited as the Equal Remuneration Convention, 1951:

Article 1

For the purpose of this Convention--

(a) the term *remuneration* includes the ordinary, basic or minimum wage or salary and any additional emoluments whatsoever payable directly or indirectly, whether in cash or in kind, by the employer to the worker and arising out of the worker's employment;

(b) the term *equal remuneration for men and women workers for work of equal value* refers to rates of remuneration established without discrimination based on sex.

Article 2

1. Each Member shall, by means appropriate to the methods in operation for determining rates of remuneration, promote and, in so far as is consistent with such methods, ensure the application to all workers of the principle of equal remuneration for men and women workers for work of equal value.

2. This principle may be applied by means of--

(a) national laws or regulations;

(b) legally established or recognised machinery for wage determination;

(c) collective agreements between employers and workers; or

(d) a combination of these various means.

Article 3

1. Where such action will assist in giving effect to the provisions of this Convention measures shall be taken to promote objective appraisal of jobs on the basis of the work to be performed.

2. The methods to be followed in this appraisal may be decided upon by the authorities responsible for the determination of rates of remuneration, or, where such rates are determined by collective agreements, by the parties thereto.

3. Differential rates between workers which correspond, without regard to sex, to differences, as determined by such objective appraisal, in the work to be performed shall not be considered as being contrary to the

principle of equal remuneration for men and women workers for work of equal value.

Article 4

Each Member shall co-operate as appropriate with the employers' and workers' organisations concerned for the purpose of giving effect to the provisions of this Convention.

Article 5

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 6

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 7

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 2 of article 35 of the Constitution of the International Labour Organisation shall indicate --

a) the territories in respect of which the Member concerned undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision pending further consideration of the position.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservation made in its original declaration in virtue of subparagraph (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 9, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 8

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 4 or 5 of article 35 of the Constitution of the International Labour Organisation shall indicate whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modifications; when the declaration indicates that the provisions of the Convention will be applied subject to modifications, it shall give details of the said modifications.

2. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

3. The Member, Members or international authority concerned may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 9, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Constitution: 35:article 35 of the Constitution of the International Labour Organisation

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C111 Discrimination (Employment and Occupation) Convention, 1958

Convention concerning Discrimination in Respect of Employment and Occupation (Note: Date of coming into force: 15:06:1960.)
Convention:C111
Place:Geneva
Session of the Conference:42
Date of adoption:25:06:1958
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Forty-second Session on 4 June 1958, and

Having decided upon the adoption of certain proposals with regard to discrimination in the field of employment and occupation, which is the fourth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention, and

Considering that the Declaration of Philadelphia affirms that all human beings, irrespective of race, creed or sex, have the right to pursue both their material well-being and their spiritual development in conditions of freedom and dignity, of economic security and equal opportunity, and

Considering further that discrimination constitutes a violation of rights enunciated by the Universal Declaration of Human Rights,

adopts the twenty-fifth day of June of the year one thousand nine hundred and fifty-eight, the following Convention, which may be cited as the Discrimination (Employment and Occupation) Convention, 1958:

Article 1

1. For the purpose of this Convention the term *discrimination* includes-- (a) any distinction, exclusion or preference made on the basis of race, colour sex, religion, political opinion, national extraction or social origin, which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation;

(b) such other distinction, exclusion or preference which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation as may be determined by the Member concerned after consultation with representative employers' and workers' organisations, where such exist, and with other appropriate bodies.

2. Any distinction, exclusion or preference in respect of a particular job based on the inherent requirements thereof shall not be deemed to be discrimination.

3. For the purpose of this Convention the terms *employment* and *occupation* include access to vocational training, access to employment and to particular occupations, and terms and conditions of employment.

Article 2

Each Member for which this Convention is in force undertakes to declare and pursue a national policy designed to promote, by methods appropriate to national conditions and practice, equality of opportunity and treatment in respect of employment and occupation, with a view to eliminating any discrimination in respect thereof.

Article 3

Each Member for which this Convention is in force undertakes, by methods appropriate to national conditions and practice--

(a) to seek the co-operation of employers' and workers' organisations and other appropriate bodies in promoting the acceptance and observance of this policy;

(b) to enact such legislation and to promote such educational programmes as may be calculated to secure the acceptance and observance of the policy;

(c) to repeal any statutory provisions and modify any administrative instructions or practices which are inconsistent with the policy;

(d) to pursue the policy in respect of employment under the direct control of a national authority;

(e) to ensure observance of the policy in the activities of vocational guidance, vocational training and placement services under the direction of a national authority;

(f) to indicate in its annual reports on the application of the Convention the action taken in pursuance of the policy and the results secured by such action.

Article 4

Any measures affecting an individual who is justifiably suspected of, or engaged in, activities prejudicial to the security of the State shall not be deemed to be discrimination, provided that the individual concerned shall have the right to appeal to a competent body established in accordance with national practice.

Article 5

1. Special measures of protection or assistance provided for in other Conventions or Recommendations adopted by the International Labour Conference shall not be deemed to be discrimination.

2. Any Member may, after consultation with representative employers' and workers' organisations, where such exist, determine that other special measures designed to meet the particular requirements of persons who, for reasons such as sex, age, disablement, family responsibilities or social or cultural status, are generally recognised to require special protection or assistance, shall not be deemed to be discrimination.

Article 6

Each Member which ratifies this Convention undertakes to apply it to non-metropolitan territories in accordance with the provisions of the Constitution of the International Labour Organisation.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the

expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Supplemented: C143 complemented by Migrant Workers Convention, 1975

C29 Forced Labour Convention, 1930

Convention concerning Forced or Compulsory Labour (Note: Date of coming into force: 01:05:1932.)
Convention:C029
Place:Geneva
Session of the Conference:14
Date of adoption:28:06:1930
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fourteenth Session on 10 June 1930, and

Having decided upon the adoption of certain proposals with regard to forced or compulsory labour, which is included in the first item on the agenda of the Session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-eighth day of June of the year one thousand nine hundred and thirty, the following Convention, which may be cited as the Forced Labour Convention, 1930, for ratification by the Members of the International Labour Organisation in accordance with the provisions of the Constitution of the International Labour Organisation:

Article 1

1. Each Member of the International Labour Organisation which ratifies this Convention undertakes to suppress the use of forced or compulsory labour in all its forms within the shortest possible period.

2. With a view to this complete suppression, recourse to forced or compulsory labour may be had, during the transitional period, for public purposes only and as an exceptional measure, subject to the conditions and guarantees hereinafter provided.

3. At the expiration of a period of five years after the coming into force of this Convention, and when the Governing Body of the International Labour Office prepares the report provided for in Article 31 below, the said Governing Body shall consider the possibility of the suppression of forced or compulsory labour in all its forms without a further transitional period and the desirability of placing this question on the agenda of the Conference.

Article 2

1. For the purposes of this Convention the term *forced or compulsory labour* shall mean all work or service which is exacted from any person under the menace of any penalty and for which the said person has not offered himself voluntarily.

2. Nevertheless, for the purposes of this Convention, the term *forced or compulsory labour* shall not include--

(a) any work or service exacted in virtue of compulsory military service laws for work of a purely military character;

(b) any work or service which forms part of the normal civic obligations of the citizens of a fully self-governing country;

(c) any work or service exacted from any person as a consequence of a conviction in a court of law, provided that the said work or service is carried out under the supervision and control of a public authority and that the said person is not hired to or placed at the disposal of private individuals, companies or associations;

(d) any work or service exacted in cases of emergency, that is to say, in the event of war or of a calamity or threatened calamity, such as fire, flood, famine, earthquake, violent epidemic or epizootic diseases, invasion by animal, insect or vegetable pests, and in general any circumstance that would endanger the existence or the well-being of the whole or part of the population;

(e) minor communal services of a kind which, being performed by the members of the community in the direct interest of the said community, can therefore be considered as normal civic obligations incumbent upon the members of the community, provided that the members of the community or their direct representatives shall have the right to be consulted in regard to the need for such services.

Article 3

For the purposes of this Convention the term *competent authority* shall mean either an authority of the metropolitan country or the highest central authority in the territory concerned.

Article 4

1. The competent authority shall not impose or permit the imposition of forced or compulsory labour for the benefit of private individuals, companies or associations.

2. Where such forced or compulsory labour for the benefit of private individuals, companies or associations exists at the date on which a Member's ratification of this Convention is registered by the Director-General of the International Labour Office, the Member shall completely suppress such forced or compulsory labour from the date on which this Convention comes into force for that Member.

Article 5

1. No concession granted to private individuals, companies or associations shall involve any form of forced or compulsory labour for the production or the collection of products which such private individuals, companies or associations utilise or in which they trade.

2. Where concessions exist containing provisions involving such forced or compulsory labour, such provisions shall be rescinded as soon as possible, in order to comply with Article 1 of this Convention.

Article 6

Officials of the administration, even when they have the duty of encouraging the populations under their charge to engage in some form of labour, shall not put constraint upon the said populations or upon any individual members thereof to work for private individuals, companies or associations.

Article 7

1. Chiefs who do not exercise administrative functions shall not have recourse to forced or compulsory labour.

2. Chiefs who exercise administrative functions may, with the express permission of the competent authority, have recourse to forced or compulsory labour, subject to the provisions of Article 10 of this Convention.

3. Chiefs who are duly recognised and who do not receive adequate remuneration in other forms may have the enjoyment of personal services, subject to due regulation and provided that all necessary measures are taken to prevent abuses.

Article 8

1. The responsibility for every decision to have recourse to forced or compulsory labour shall rest with the highest civil authority in the territory concerned.

2. Nevertheless, that authority may delegate powers to the highest local authorities to exact forced or compulsory labour which does not involve the removal of the workers from their place of habitual residence. That authority may also delegate, for such periods and subject to such conditions as may be laid down in the regulations provided for in Article 23 of this Convention, powers to the highest local authorities to exact forced or compulsory labour which involves the removal of the workers from their place of habitual residence for the purpose of facilitating the movement of officials of the administration, when on duty, and for the transport of Government stores.

Article 9

Except as otherwise provided for in Article 10 of this Convention, any authority competent to exact forced or compulsory labour shall, before deciding to have recourse to such labour, satisfy itself--

(a) that the work to be done or the service to be rendered is of important direct interest for the community called upon to do work or render the service;

(b) that the work or service is of present or imminent necessity;

(c) that it has been impossible to obtain voluntary labour for carrying out the work or rendering the service by the offer of rates of wages and conditions of labour not less favourable than those prevailing in the area concerned for similar work or service; and

(d) that the work or service will not lay too heavy a burden upon the present population, having regard to the labour available and its capacity to undertake the work.

Article 10

1. Forced or compulsory labour exacted as a tax and forced or compulsory labour to which recourse is had for the execution of public works by chiefs who exercise administrative functions shall be progressively abolished.

2. Meanwhile, where forced or compulsory labour is exacted as a tax, and where recourse is had to forced or compulsory labour for the execution of public works by chiefs who exercise administrative functions, the authority concerned shall first satisfy itself--

(a) that the work to be done or the service to be rendered is of important direct interest for the community called upon to do the work or render the service;

(b) that the work or the service is of present or imminent necessity;

(c) that the work or service will not lay too heavy a burden upon the present population, having regard to the labour available and its capacity to undertake the work;

(d) that the work or service will not entail the removal of the workers from their place of habitual residence;

(e) that the execution of the work or the rendering of the service will be directed in accordance with the exigencies of religion, social life and agriculture.

Article 11

1. Only adult able-bodied males who are of an apparent age of not less than 18 and not more than 45 years may be called upon for forced or compulsory labour. Except in respect of the kinds of labour provided for in Article 10 of this Convention, the following limitations and conditions shall apply:

(a) whenever possible prior determination by a medical officer appointed by the administration that the persons concerned are not suffering from any infectious or contagious disease and that they are physically fit for the work required and for the conditions under which it is to be carried out;

(b) exemption of school teachers and pupils and officials of the administration in general;

(c) the maintenance in each community of the number of adult able-bodied men indispensable for family and social life;

(d) respect for conjugal and family ties.

2. For the purposes of subparagraph (c) of the preceding paragraph, the regulations provided for in Article 23 of this Convention shall fix the proportion of the resident adult able-bodied males who may be taken at any one time for forced or compulsory labour, provided always that this proportion shall in no case exceed 25 per cent. In fixing this proportion the competent authority shall take account of the density of the population, of its social and physical development, of the seasons, and of the work which must be done by the persons

concerned on their own behalf in their locality, and, generally, shall have regard to the economic and social necessities of the normal life of the community concerned.

Article 12

1. The maximum period for which any person may be taken for forced or compulsory labour of all kinds in any one period of twelve months shall not exceed sixty days, including the time spent in going to and from the place of work.

2. Every person from whom forced or compulsory labour is exacted shall be furnished with a certificate indicating the periods of such labour which he has completed.

Article 13

1. The normal working hours of any person from whom forced or compulsory labour is exacted shall be the same as those prevailing in the case of voluntary labour, and the hours worked in excess of the normal working hours shall be remunerated at the rates prevailing in the case of overtime for voluntary labour.

2. A weekly day of rest shall be granted to all persons from whom forced or compulsory labour of any kind is exacted and this day shall coincide as far as possible with the day fixed by tradition or custom in the territories or regions concerned.

Article 14

1. With the exception of the forced or compulsory labour provided for in Article 10 of this Convention, forced or compulsory labour of all kinds shall be remunerated in cash at rates not less than those prevailing for similar kinds of work either in the district in which the labour is employed or in the district from which the labour is recruited, whichever may be the higher.

2. In the case of labour to which recourse is had by chiefs in the exercise of their administrative functions, payment of wages in accordance with the provisions of the preceding paragraph shall be introduced as soon as possible. 3. The wages shall be paid to each worker individually and not to his tribal chief or to any other authority.

4. For the purpose of payment of wages the days spent in travelling to and from the place of work shall be counted as working days.

5. Nothing in this Article shall prevent ordinary rations being given as a part of wages, such rations to be at least equivalent in value to the money payment they are taken to represent, but deductions from wages shall not be made either for the payment of taxes or for special food, clothing or accommodation supplied to a worker for the purpose of maintaining him in a fit condition to carry on his work under the special conditions of any employment, or for the supply of tools.

Article 15

1. Any laws or regulations relating to workmen's compensation for accidents or sickness arising out of the employment of the worker and any laws or regulations providing compensation for the dependants of deceased or incapacitated workers which are or shall be in force in the territory concerned shall be equally applicable to persons from whom forced or compulsory labour is exacted and to voluntary workers.

2. In any case it shall be an obligation on any authority employing any worker on forced or compulsory labour to ensure the subsistence of any such worker who, by accident or sickness arising out of his employment, is rendered wholly or partially incapable of providing for himself, and to take measures to ensure the maintenance of any persons actually dependent upon such a worker in the event of his incapacity or decease arising out of his employment.

Article 16

1. Except in cases of special necessity, persons from whom forced or compulsory labour is exacted shall not be transferred to districts where the food and climate differ so considerably from those to which they have

been accustomed as to endanger their health.

2. In no case shall the transfer of such workers be permitted unless all measures relating to hygiene and accommodation which are necessary to adapt such workers to the conditions and to safeguard their health can be strictly applied.

3. When such transfer cannot be avoided, measures of gradual habituation to the new conditions of diet and of climate shall be adopted on competent medical advice.

4. In cases where such workers are required to perform regular work to which they are not accustomed, measures shall be taken to ensure their habituation to it, especially as regards progressive training, the hours of work and the provision of rest intervals, and any increase or amelioration of diet which may be necessary.

Article 17

Before permitting recourse to forced or compulsory labour for works of construction or maintenance which entail the workers remaining at the workplaces for considerable periods, the competent authority shall satisfy itself--

(1) that all necessary measures are taken to safeguard the health of the workers and to guarantee the necessary medical care, and, in particular, (a) that the workers are medically examined before commencing the work and at fixed intervals during the period of service, (b) that there is an adequate medical staff, provided with the dispensaries, infirmaries, hospitals and equipment necessary to meet all requirements, and (c) that the sanitary conditions of the workplaces, the supply of drinking water, food, fuel, and cooking utensils, and, where necessary, of housing and clothing, are satisfactory;

(2) that definite arrangements are made to ensure the subsistence of the families of the workers, in particular by facilitating the remittance, by a safe method, of part of the wages to the family, at the request or with the consent of the workers;

(3) that the journeys of the workers to and from the work-places are made at the expense and under the responsibility of the administration, which shall facilitate such journeys by making the fullest use of all available means of transport;

(4) that, in case of illness or accident causing incapacity to work of a certain duration, the worker is repatriated at the expense of the administration;

(5) that any worker who may wish to remain as a voluntary worker at the end of his period of forced or compulsory labour is permitted to do so without, for a period of two years, losing his right to repatriation free of expense to himself.

Article 18

1. Forced or compulsory labour for the transport of persons or goods, such as the labour of porters or boatmen, shall be abolished within the shortest possible period. Meanwhile the competent authority shall promulgate regulations determining, inter alia, (a) that such labour shall only be employed for the purpose of facilitating the movement of officials of the administration, when on duty, or for the transport of Government stores, or, in cases of very urgent necessity, the transport of persons other than officials, (b) that the workers so employed shall be medically certified to be physically fit, where medical examination is possible, and that where such medical examination is not practicable the person employing such workers shall be held responsible for ensuring that they are physically fit and not suffering from any infectious or contagious disease, (c) the maximum load which these workers may carry, (d) the maximum distance from their homes to which they may be taken, (e) the maximum number of days per month or other period for which they may be taken, including the days spent in returning to their homes, and (f) the persons entitled to demand this form of forced or compulsory labour and the extent to which they are entitled to demand it.

2. In fixing the maxima referred to under (c), (d) and (e) in the foregoing paragraph, the competent authority shall have regard to all relevant factors, including the physical development of the population from which the workers are recruited, the nature of the country through which they must travel and the climatic conditions.

3. The competent authority shall further provide that the normal daily journey of such workers shall not exceed

a distance corresponding to an average working day of eight hours, it being understood that account shall be taken not only of the weight to be carried and the distance to be covered, but also of the nature of the road, the season and all other relevant factors, and that, where hours of journey in excess of the normal daily journey are exacted, they shall be remunerated at rates higher than the normal rates.

Article 19

1. The competent authority shall only authorise recourse to compulsory cultivation as a method of precaution against famine or a deficiency of food supplies and always under the condition that the food or produce shall remain the property of the individuals or the community producing it.

2. Nothing in this Article shall be construed as abrogating the obligation on members of a community, where production is organised on a communal basis by virtue of law or custom and where the produce or any profit accruing from the sale thereof remain the property of the community, to perform the work demanded by the community by virtue of law or custom..

Article 20

Collective punishment laws under which a community may be punished for crimes committed by any of its members shall not contain provisions for forced or compulsory labour by the community as one of the methods of punishment.

Article 21

Forced or compulsory labour shall not be used for work underground in mines.

Article 22

The annual reports that Members which ratify this Convention agree to make to the International Labour Office, pursuant to the provisions of article 22 of the Constitution of the International Labour Organisation, on the measures they have taken to give effect to the provisions of this Convention, shall contain as full information as possible, in respect of each territory concerned, regarding the extent to which recourse has been had to forced or compulsory labour in that territory, the purposes for which it has been employed, the sickness and death rates, hours of work, methods of payment of wages and rates of wages, and any other relevant information.

Article 23

1. To give effect to the provisions of this Convention the competent authority shall issue complete and precise regulations governing the use of forced or compulsory labour.

2. These regulations shall contain, inter alia, rules permitting any person from whom forced or compulsory labour is exacted to forward all complaints relative to the conditions of labour to the authorities and ensuring that such complaints will be examined and taken into consideration.

Article 24

Adequate measures shall in all cases be taken to ensure that the regulations governing the employment of forced or compulsory labour are strictly applied, either by extending the duties of any existing labour inspectorate which has been established for the inspection of voluntary labour to cover the inspection of forced or compulsory labour or in some other appropriate manner. Measures shall also be taken to ensure that the regulations are brought to the knowledge of persons from whom such labour is exacted.

Article 25

The illegal exaction of forced or compulsory labour shall be punishable as a penal offence, and it shall be an obligation on any Member ratifying this Convention to ensure that the penalties imposed by law are really adequate and are strictly enforced.

Article 26

1. Each Member of the International Labour Organisation which ratifies this Convention undertakes to apply it to the territories placed under its sovereignty, jurisdiction, protection, suzerainty, tutelage or authority, so far as it has the right to accept obligations affecting matters of internal jurisdiction; provided that, if such Member may desire to take advantage of the provisions of article 35 of the Constitution of the International Labour Organisation, it shall append to its ratification a declaration stating--

(1) the territories to which it intends to apply the provisions of this Convention without modification;

(2) the territories to which it intends to apply the provisions of this Convention with modifications, together with details of the said modifications;

(3) the territories in respect of which it reserves its decision.

2. The aforesaid declaration shall be deemed to be an integral part of the ratification and shall have the force of ratification. It shall be open to any Member, by a subsequent declaration, to cancel in whole or in part the reservations made, in pursuance of the provisions of subparagraphs (2) and (3) of this Article, in the original declaration.

Article 27

The formal ratifications of this Convention under the conditions set forth in the Constitution of the International Labour Organisation shall be communicated to the Director-General of the International Labour Office for Registration.

Article 28

1. This Convention shall be binding only upon those Members whose ratifications have been registered with the International Labour Office.

2. It shall come into force twelve months after the date on which the ratifications of two members of the International Labour Organisation have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 29

As soon as the ratifications of two Members of the International Labour Organisation have been registered with the International Labour Office, the Director-General of the International Labour Office shall so notify all the Members of the International Labour Organisation. He shall likewise notify them of the registration of ratifications which may be communicated subsequently by other Members of the Organisation.

Article 30

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered with the International Labour Office.

2. Each member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of five years and, thereafter, may denounce this Convention at the expiration of each period of five years under the terms provided for in this Article.

Article 31

At the expiration of each period of five years after the coming into force of this Convention, the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall consider the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 32

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, the ratification by a Member of the new revising Convention shall ipso jure involve denunciation of this Convention without any requirement of delay, notwithstanding the provisions of Article 30 above, if and when the new revising Convention shall have come into force.

2. As from the date of the coming into force of the new revising Convention, the present Convention shall cease to be open to ratification by the Members.

3. Nevertheless, this Convention shall remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising convention.

Article 33

The French and English texts of this Convention shall both be authentic.

Cross references
Constitution: 22:article 22 of the Constitution of the International Labour Organisation
Constitution: 35:article 35 of the Constitution of the International Labour Organisation

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For further information, please contact the International Labour Standards Department (NORMES) at Tel: +41.22.799.7149, Fax: +41.22.799.7139 or by email: (infonorm@ilo.org)

C105 Abolition of Forced Labour Convention, 1957

Convention concerning the Abolition of Forced Labour (Note: Date of coming into force: 17:01:1959.)
Convention:C105
Place:Geneva
Session of the Conference:40
Date of adoption:25:06:1957
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fortieth Session on 5 June 1957, and

Having considered the question of forced labour, which is the fourth item on the agenda of the session, and

Having noted the provisions of the Forced Labour Convention, 1930, and

Having noted that the Slavery Convention, 1926, provides that all necessary measures shall be taken to prevent compulsory or forced labour from developing into conditions analogous to slavery and that the Supplementary Convention on the Abolition of Slavery, the Slave Trade and Institutions and Practices Similar to Slavery, 1956, provides for the complete abolition of debt bondage and serfdom, and

Having noted that the Protection of Wages Convention, 1949, provides that wages shall be paid regularly and prohibits methods of payment which deprive the worker of a genuine possibility of terminating his employment, and

Having decided upon the adoption of further proposals with regard to the abolition of certain forms of forced or compulsory labour constituting a violation of the rights of man referred to in the Charter of the United Nations and enunciated by the Universal Declaration of Human Rights, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-fifth day of June of the year one thousand nine hundred and fifty-seven, the following Convention, which may be cited as the Abolition of Forced Labour Convention, 1957:

Article 1

Each Member of the International Labour Organisation which ratifies this Convention undertakes to suppress and not to make use of any form of forced or compulsory labour--

(a) as a means of political coercion or education or as a punishment for holding or expressing political views or views ideologically opposed to the established political, social or economic system;

(b) as a method of mobilising and using labour for purposes of economic development;

(c) as a means of labour discipline;

(d) as a punishment for having participated in strikes;

(e) as a means of racial, social, national or religious discrimination.

Article 2

Each Member of the International Labour Organisation which ratifies this Convention undertakes to take effective measures to secure the immediate and complete abolition of forced or compulsory labour as specified in Article 1 of this Convention.

Article 3

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 4

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 5

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 6

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 7

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 8

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 9

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 5 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 10

The English and French versions of the text of this Convention are equally authoritative.

Cross references
Conventions: C029 Forced Labour Convention, 1930
Conventions: C095 Protection of Wages Convention, 1949

C138 Minimum Age Convention, 1973

Convention concerning Minimum Age for Admission to Employment (Note: Date of coming into force: 19:06:1976.)
Convention:C138
Place:Geneva
Session of the Conference:58
Date of adoption:26:06:1973
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fifty-eighth Session on 6 June 1973, and

Having decided upon the adoption of certain proposals with regard to minimum age for admission to employment, which is the fourth item on the agenda of the session, and

Noting the terms of the Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, the Minimum Age (Trimmers and Stokers) Convention, 1921, the Minimum Age (Non-Industrial Employment) Convention, 1932, the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, and the Minimum Age (Underground Work) Convention, 1965, and

Considering that the time has come to establish a general instrument on the subject, which would gradually replace the existing ones applicable to limited economic sectors, with a view to achieving the total abolition of child labour, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-sixth day of June of the year one thousand nine hundred and seventy-three, the following Convention, which may be cited as the Minimum Age Convention, 1973:

Article 1

Each Member for which this Convention is in force undertakes to pursue a national policy designed to ensure the effective abolition of child labour and to raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons.

Article 2

1. Each Member which ratifies this Convention shall specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory and on means of transport registered in its territory; subject to Articles 4 to 8 of this Convention, no one under that age shall be admitted to employment or work in any occupation.

2. Each Member which has ratified this Convention may subsequently notify the Director-General of the International Labour Office, by further declarations, that it specifies a minimum age higher than that previously specified.

3. The minimum age specified in pursuance of paragraph 1 of this Article shall not be less than the age of completion of compulsory schooling and, in any case, shall not be less than 15 years.

4. Notwithstanding the provisions of paragraph 3 of this Article, a Member whose economy and educational facilities are insufficiently developed may, after consultation with the organisations of employers and workers concerned, where such exist, initially specify a minimum age of 14 years.

5. Each Member which has specified a minimum age of 14 years in pursuance of the provisions of the preceding paragraph shall include in its reports on the application of this Convention submitted under article 22 of the constitution of the International Labour Organisation a statement--

(a) that its reason for doing so subsists; or

(b) that it renounces its right to avail itself of the provisions in question as from a stated date.

Article 3

1. The minimum age for admission to any type of employment or work which by its nature or the circumstances in which it is carried out is likely to jeopardise the health, safety or morals of young persons shall not be less than 18 years.

2. The types of employment or work to which paragraph 1 of this Article applies shall be determined by national laws or regulations or by the competent authority, after consultation with the organisations of employers and workers concerned, where such exist.

3. Notwithstanding the provisions of paragraph 1 of this Article, national laws or regulations or the competent authority may, after consultation with the organisations of employers and workers concerned, where such exist, authorise employment or work as from the age of 16 years on condition that the health, safety and morals of the young persons concerned are fully protected and that the young persons have received adequate specific instruction or vocational training in the relevant branch of activity.

Article 4

1. In so far as necessary, the competent authority, after consultation with the organisations of employers and workers concerned, where such exist, may exclude from the application of this Convention limited categories of employment or work in respect of which special and substantial problems of application arise.

2. Each Member which ratifies this Convention shall list in its first report on the application of the Convention submitted under article 22 of the Constitution of the International Labour Organisation any categories which may have been excluded in pursuance of paragraph 1 of this Article, giving the reasons for such exclusion, and shall state in subsequent reports the position of its law and practice in respect of the categories excluded and the extent to which effect has been given or is proposed to be given to the Convention in respect of such categories.

3. Employment or work covered by Article 3 of this Convention shall not be excluded from the application of the Convention in pursuance of this Article.

Article 5

1. A Member whose economy and administrative facilities are insufficiently developed may, after consultation with the organisations of employers and workers concerned, where such exist, initially limit the scope of application of this Convention.

2. Each Member which avails itself of the provisions of paragraph 1 of this Article shall specify, in a declaration appended to its ratification, the branches of economic activity or types of undertakings to which it will apply the provisions of the Convention.

3. The provisions of the Convention shall be applicable as a minimum to the following: mining and quarrying; manufacturing; construction; electricity, gas and water; sanitary services; transport, storage and communication; and plantations and other agricultural undertakings mainly producing for commercial purposes, but excluding family and small-scale holdings producing for local consumption and not regularly employing hired workers.

4. Any Member which has limited the scope of application of this Convention in pursuance of this Article--

(a) shall indicate in its reports under article 22 of the Constitution of the International Labour Organisation the general position as regards the employment or work of young persons and children in the branches of activity which are excluded from the scope of application of this Convention and any progress which may have been made towards wider application of the provisions of the Convention;

(b) may at any time formally extend the scope of application by a declaration addressed to the Director-

General of the International Labour Office.

Article 6

This Convention does not apply to work done by children and young persons in schools for general, vocational or technical education or in other training institutions, or to work done by persons at least 14 years of age in undertakings, where such work is carried out in accordance with conditions prescribed by the competent authority, after consultation with the organisations of employers and workers concerned, where such exist, and is an integral part of--

(a) a course of education or training for which a school or training institution is primarily responsible;

(b) a programme of training mainly or entirely in an undertaking, which programme has been approved by the competent authority; or

(c) a programme of guidance or orientation designed to facilitate the choice of an occupation or of a line of training.

Article 7

1. National laws or regulations may permit the employment or work of persons 13 to 15 years of age on light work which is--

(a) not likely to be harmful to their health or development; and

(b) not such as to prejudice their attendance at school, their participation in vocational orientation or training programmes approved by the competent authority or their capacity to benefit from the instruction received.

2. National laws or regulations may also permit the employment or work of persons who are at least 15 years of age but have not yet completed their compulsory schooling on work which meets the requirements set forth in sub-paragraphs (a) and (b) of paragraph 1 of this Article.

3. The competent authority shall determine the activities in which employment or work may be permitted under paragraphs 1 and 2 of this Article and shall prescribe the number of hours during which and the conditions in which such employment or work may be undertaken.

4. Notwithstanding the provisions of paragraphs 1 and 2 of this Article, a Member which has availed itself of the provisions of paragraph 4 of Article 2 may, for as long as it continues to do so, substitute the ages 12 and 14 for the ages 13 and 15 in paragraph 1 and the age 14 for the age 15 in paragraph 2 of this Article.

Article 8

1. After consultation with the organisations of employers and workers concerned, where such exist, the competent authority may, by permits granted in individual cases, allow exceptions to the prohibition of employment or work provided for in Article 2 of this Convention, for such purposes as participation in artistic performances.

2. Permits so granted shall limit the number of hours during which and prescribe the conditions in which employment or work is allowed.

Article 9

1. All necessary measures, including the provision of appropriate penalties, shall be taken by the competent authority to ensure the effective enforcement of the provisions of this Convention.

2. National laws or regulations or the competent authority shall define the persons responsible for compliance with the provisions giving effect to the Convention.

3. National laws or regulations or the competent authority shall prescribe the registers or other documents

which shall be kept and made available by the employer; such registers or documents shall contain the names and ages or dates of birth, duly certified wherever possible, of persons whom he employs or who work for him and who are less than 18 years of age.

Article 10

1. This Convention revises, on the terms set forth in this Article, the Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, the Minimum Age (Trimmers and Stokers) Convention, 1921, the Minimum Age (Non-Industrial Employment) Convention, 1932, the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, and the Minimum Age (Underground Work) Convention, 1965.

2. The coming into force of this Convention shall not close the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, or the Minimum Age (Underground Work) Convention, 1965, to further ratification.

3. The Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, and the Minimum Age (Trimmers and Stokers) Convention, 1921, shall be closed to further ratification when all the parties thereto have consented to such closing by ratification of this Convention or by a declaration communicated to the Director-General of the International Labour Office.

4. When the obligations of this Convention are accepted--

(a) by a Member which is a party to the Minimum Age (Industry) Convention (Revised), 1937, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention,

(b) in respect of non-industrial employment as defined in the Minimum Age (Non-Industrial Employment) Convention, 1932, by a Member which is a party to that Convention, this shall ipso jure involve the immediate denunciation of that Convention,

(c) in respect of non-industrial employment as defined in the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, by a Member which is a party to that Convention, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention,

(d) in respect of maritime employment, by a Member which is a party to the Minimum Age (Sea) Convention (Revised), 1936, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention or the Member specifies that Article 3 of this Convention applies to maritime employment, this shall ipso jure involve the immediate denunciation of that Convention,

(e) in respect of employment in maritime fishing, by a Member which is a party to the Minimum Age (Fishermen) Convention, 1959, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention or the Member specifies that Article 3 of this Convention applies to employment in maritime fishing, this shall ipso jure involve the immediate denunciation of that Convention,

(f) by a Member which is a party to the Minimum Age (Underground Work) Convention, 1965, and a minimum age of not less than the age specified in pursuance of that Convention is specified in pursuance of Article 2 of this Convention or the Member specifies that such an age applies to employment underground in mines in virtue of Article 3 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention, if and when this Convention shall have come into force.

5. Acceptance of the obligations of this Convention--

(a) shall involve the denunciation of the Minimum Age (Industry) Convention, 1919, in accordance with Article 12 thereof,

(b) in respect of agriculture shall involve the denunciation of the Minimum Age (Agriculture) Convention, 1921, in accordance with Article 9 thereof,

(c) in respect of maritime employment shall involve the denunciation of the Minimum Age (Sea) Convention, 1920, in accordance with Article 10 thereof, and of the Minimum Age (Trimmers and Stokers) Convention, 1921, in accordance with Article 12 thereof, if and when this Convention shall have come into force.

Article 11

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 12

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 13

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 14

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 15

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 16

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 17

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 13 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 18

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C005 Minimum Age (Industry) Convention, 1919
Conventions: C007 Minimum Age (Sea) Convention, 1920
Conventions: C010 Minimum Age (Agriculture) Convention, 1921
Conventions: C015 Minimum Age (Trimmers and Stokers) Convention, 1921
Conventions: C033 Minimum Age (Non-Industrial Employment) Convention, 1932
Conventions: C058 Minimum Age (Sea) Convention Revised), 1936
Conventions: C059 Minimum Age (Industry) Convention Revised), 1937
Conventions: C060 Minimum Age (Non-Industrial Employment) Convention Revised), 1937
Conventions: C112 Minimum Age (Fishermen) Convention, 1959
Conventions: C123 Minimum Age (Underground Work) Convention, 1965
Constitution: 22:article 22 of the constitution of the International Labour Organisation
Revised: C005 This Convention revises the Minimum Age (Industry) Convention, 1919
Revised: C007 This Convention revises the Minimum Age (Sea) Convention, 1920
Revised: C010 This Convention revises the Minimum Age (Agriculture) Convention 1921
Revised: C015 This Convention revises the Minimum Age (Trimmers and Stokers) Convention, 1921
Revised: C033 This Convention revises the Minimum Age (Non-Industrial Employment) Convention, 1932
Revised: C058 This Convention revises the Minimum Age (Sea) Convention (Revised), 1936
Revised: C059 This Convention revises the Minimum Age (Industry) Convention (Revised), 1937
Revised: C060 This Convention revises the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937
Revised: C112 This Convention revises the Minimum Age (Fishermen) Convention, 1959
Revised: C123 This Convention revises the Minimum Age (Underground Work) Convention, 1965

Exhibit D

International Labor Organization Conventions

http://www.ilo.org (visited Jan. 25, 2002)

C1 Hours of Work (Industry) Convention, 1919
C2 Unemployment Convention, 1919
C3 Maternity Protection Convention, 1919
C4 Night Work (Women) Convention, 1919
C5 Minimum Age (Industry) Convention, 1919
C6 Night Work of Young Persons (Industry) Convention, 1919
C7 Minimum Age (Sea) Convention, 1920
C8 Unemployment Indemnity (Shipwreck) Convention, 1920
C9 Placing of Seamen Convention, 1920
C10 Minimum Age (Agriculture) Convention, 1921
C11 Right of Association (Agriculture) Convention, 1921
C12 Workmen's Compensation (Agriculture) Convention, 1921
C13 White Lead (Painting) Convention, 1921
C14 Weekly Rest (Industry) Convention, 1921
(C15) Minimum Age (Trimmers and Stokers) Convention, 1921
C16 Medical Examination of Young Persons (Sea) Convention, 1921
C17 Workmen's Compensation (Accidents) Convention, 1925
C18 Workmen's Compensation (Occupational Diseases) Convention, 1925
C19 Equality of Treatment (Accident Compensation) Convention, 1925
(C20) Night Work (Bakeries) Convention, 1925
(C21) Inspection of Emigrants Convention, 1926
C22 Seamen's Articles of Agreement Convention, 1926
C23 Repatriation of Seamen Convention, 1926
C24 Sickness Insurance (Industry) Convention, 1927
C25 Sickness Insurance (Agriculture) Convention, 1927
C26 Minimum Wage-Fixing Machinery Convention, 1928
C27 Marking of Weight (Packages Transported by Vessels) Convention, 1929
(C28) Protection against Accidents (Dockers) Convention, 1929
C29 Forced Labour Convention, 1930
C30 Hours of Work (Commerce and Offices) Convention, 1930
(C31) Hours of Work (Coal Mines) Convention, 1931
C32 Protection against Accidents (Dockers) Convention (Revised), 1932
C33 Minimum Age (Non-Industrial Employment) Convention, 1932

(C34) Fee-Charging Employment Agencies Convention, 1933
(C35) Old-Age Insurance (Industry, etc.) Convention, 1933
(C36) Old-Age Insurance (Agriculture) Convention, 1933
(C37) Invalidity Insurance (Industry, etc.) Convention, 1933
(C38) Invalidity Insurance (Agriculture) Convention, 1933
(C39) Survivors' Insurance (Industry, etc.) Convention, 1933
(C40) Survivors' Insurance (Agriculture) Convention, 1933
C41 Night Work (Women) Convention (Revised), 1934
C42 Workmen's Compensation (Occupational Diseases) Convention (Revised), 1934
(C43) Sheet-Glass Works Convention, 1934
C44 Unemployment Provision Convention, 1934
C45 Underground Work (Women) Convention, 1935
(C46) Hours of Work (Coal Mines) Convention (Revised), 1935
C47 Forty-Hour Week Convention, 1935
(C48) Maintenance of Migrants' Pension Rights Convention, 1935
(C49) Reduction of Hours of Work (Glass-Bottle Works) Convention, 1935
(C50) Recruiting of Indigenous Workers Convention, 1936
(C51) Reduction of Hours of Work (Public Works Convention), 1936
C52 Holidays with Pay Convention, 1936
C53 Officers' Competency Certificates Convention, 1936
C54 Holidays with Pay (Sea Convention, 1936
C55 Shipowners' Liability (Sick and Injured Seamen Convention, 1936
C56 Sickness Insurance (Sea Convention, 1936
C57 Hours of Work and Manning (Sea Convention, 1936
C58 Minimum Age (Sea Convention (Revised), 1936
C59 Minimum Age (Industry Convention (Revised), 1937
(C60) Minimum Age (Non-Industrial Employment Convention (Revised)), 1937
(C61) Reduction of Hours of Work (Textiles Convention), 1937
C62 Safety Provisions (Building Convention), 1937
C63 Convention concerning Statistics of Wages and Hours of Work, 1938
(C64) Contracts of Employment (Indigenous Workers Convention), 1939
(C65) Penal Sanctions (Indigenous Workers Convention), 1939
(C66) Migration for Employment Convention, 1939
(C67) Hours of Work and Rest Periods (Road Transport Convention), 1939
C68 Food and Catering (Ships' Crews Convention), 1946
C69 Certification of Ships' Cooks Convention, 1946
C70 Social Security (Seafarers Convention), 1946
C71 Seafarers' Pensions Convention, 1946

C72 Paid Vacations (Seafarers Convention), 1946
C73 Medical Examination (Seafarers Convention), 1946
C74 Certification of Able Seamen Convention, 1946
C75 Accommodation of Crews Convention, 1946
C76 Wages, Hours of Work and Manning (Sea Convention), 1946
C77 Medical Examination of Young Persons (Industry Convention), 1946
C78 Medical Examination of Young Persons (Non-Industrial Occupations Convention), 1946
C79 Night Work of Young Persons (Non-Industrial Occupations Convention), 1946
C80 Final Articles Revision Convention, 1946
C81 Labour Inspection Convention, 1947
P81 Protocol of 1995 to the Labour Inspection Convention, 1947
C82 Social Policy (Non-Metropolitan Territories Convention, 1947
C83 Labour Standards (Non-Metropolitan Territories Convention), 1947
C84 Right of Association (Non-Metropolitan Territories Convention), 1947
C85 Labour Inspectorates (Non-Metropolitan Territories Convention), 1947
(C86) Contracts of Employment (Indigenous Workers Convention), 1947
C87 Freedom of Association and Protection of the Right to Organise Convention, 1948
C88 Employment Service Convention, 1948
C89 Night Work (Women Convention (Revised)), 1948
P89 Protocol to the Night Work (Women Convention (Revised)), 1948
C90 Night Work of Young Persons (Industry Convention (Revised)), 1948
(C91) Paid Vacations (Seafarers Convention (Revised)), 1949
C92 Accommodation of Crews Convention (Revised), 1949
C93 Wages, Hours of Work and Manning (Sea Convention (Revised)), 1949
C94 Labour Clauses (Public Contracts Convention), 1949
C95 Protection of Wages Convention, 1949
C96 Fee-Charging Employment Agencies Convention (Revised), 1949
C97 Migration for Employment Convention (Revised), 1949
C98 Right to Organise and Collective Bargaining Convention, 1949
C99 Minimum Wage Fixing Machinery (Agriculture Convention), 1951
C100 Equal Remuneration Convention, 1951
C101 Holidays with Pay (Agriculture Convention), 1952
C102 Social Security (Minimum Standards Convention), 1952
C103 Maternity Protection Convention (Revised), 1952
(C104) Abolition of Penal Sanctions (Indigenous Workers Convention), 1955
C105 Abolition of Forced Labour Convention, 1957
C106 Weekly Rest (Commerce and Offices Convention), 1957
C107 Indigenous and Tribal Populations Convention, 1957

C108 Seafarers' Identity Documents Convention, 1958
C109 Wages, Hours of Work and Manning (Sea Convention (Revised)), 1958
C110 Plantations Convention, 1958
P110 Protocol to the Plantations Convention, 1958
C111 Discrimination (Employment and Occupation Convention), 1958
C112 Minimum Age (Fishermen Convention), 1959
C113 Medical Examination (Fishermen Convention), 1959
C114 Fishermen's Articles of Agreement Convention, 1959
C115 Radiation Protection Convention, 1960
C116 Final Articles Revision Convention, 1961
C117 Social Policy (Basic Aims and Standards Convention), 1962
C118 Equality of Treatment (Social Security Convention), 1962
C119 Guarding of Machinery Convention, 1963
C120 Hygiene (Commerce and Offices Convention), 1964
C121 Employment Injury Benefits Convention, 1964
C122 Employment Policy Convention, 1964
C123 Minimum Age (Underground Work Convention), 1965
C124 Medical Examination of Young Persons (Underground Work Convention), 1965
C125 Fishermen's Competency Certificates Convention, 1966
C126 Accommodation of Crews (Fishermen Convention), 1966
C127 Maximum Weight Convention, 1967
C128 Invalidity, Old-Age and Survivors' Benefits Convention, 1967
C129 Labour Inspection (Agriculture Convention), 1969
C130 Medical Care and Sickness Benefits Convention, 1969
C131 Minimum Wage Fixing Convention, 1970
C132 Holidays with Pay Convention (Revised), 1970
C133 Accommodation of Crews (Supplementary Provisions Convention), 1970
C134 Prevention of Accidents (Seafarers Convention), 1970
C135 Workers' Representatives Convention, 1971
C136 Benzene Convention, 1971
C137 Dock Work Convention, 1973
C138 Minimum Age Convention, 1973
C139 Occupational Cancer Convention, 1974
C140 Paid Educational Leave Convention, 1974
C141 Rural Workers' Organisations Convention, 1975
C142 Human Resources Development Convention, 1975
C143 Migrant Workers (Supplementary Provisions Convention), 1975
C144 Tripartite Consultation (International Labour Standards Convention), 1976

C145 Continuity of Employment (Seafarers Convention), 1976
C146 Seafarers' Annual Leave with Pay Convention, 1976
C147 Merchant Shipping (Minimum Standards Convention), 1976
P147 Protocol of 1996 to the Merchant Shipping (Minimum Standards Convention), 1976
C148 Working Environment (Air Pollution, Noise and Vibration Convention), 1977
C149 Nursing Personnel Convention, 1977
C150 Labour Administration Convention, 1978
C151 Labour Relations (Public Service Convention), 1978
C152 Occupational Safety and Health (Dock Work Convention), 1979
C153 Hours of Work and Rest Periods (Road Transport Convention), 1979
C154 Collective Bargaining Convention, 1981
C155 Occupational Safety and Health Convention, 1981
C156 Workers with Family Responsibilities Convention, 1981
C157 Maintenance of Social Security Rights Convention, 1982
C158 Termination of Employment Convention, 1982
C159 Vocational Rehabilitation and Employment (Disabled Persons Convention), 1983
C160 Labour Statistics Convention, 1985
C161 Occupational Health Services Convention, 1985
C162 Asbestos Convention, 1986
C163 Seafarers' Welfare Convention, 1987
C164 Health Protection and Medical Care (Seafarers Convention), 1987
C165 Social Security (Seafarers Convention (Revised)), 1987
C166 Repatriation of Seafarers Convention (Revised), 1987
C167 Safety and Health in Construction Convention, 1988
C168 Employment Promotion and Protection against Unemployment Convention, 1988
C169 Indigenous and Tribal Peoples Convention, 1989
C170 Chemicals Convention, 1990
C171 Night Work Convention, 1990
C172 Working Conditions (Hotels and Restaurants Convention), 1991
C173 Protection of Workers' Claims (Employer's Insolvency Convention), 1992
C174 Prevention of Major Industrial Accidents Convention, 1993
C175 Part-Time Work Convention, 1994
C176 Safety and Health in Mines Convention, 1995
C177 Home Work Convention, 1996
C178 Labour Inspection (Seafarers Convention), 1996
C179 Recruitment and Placement of Seafarers Convention, 1996
C180 Seafarers' Hours of Work and the Manning of Ships Convention, 1996
C181 Private Employment Agencies Convention, 1997

C182 Worst Forms of Child Labour Convention, 1999
C183 Maternity Protection Convention, 2000
C184 Safety and Health in Agriculture Convention, 2001

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

Writer's Direct Dial: (212) 669-2376
Facsimile: (212) 815-8557
sbilets@comptroller.nyc.gov

WILLIAM C. THOMPSON, JR.
COMPTROLLER

March 5, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: TJX Companies, Inc.;
New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, and the New York City Fire Department Pension Fund Shareholder Proposal

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Funds") in response to the February 5, 2002 letter sent to the Securities and Exchange Commission on behalf of TJX Companies, Inc. ("TJX" or the "Company"). In that letter, TJX contends that the Funds' shareholder proposal (the "Proposal") may be excluded from the Company's 2002 proxy statement and form of proxy (the "Proxy Materials").

TJX argues that the Proposal may be omitted under Rule 14a-8. I have reviewed the Proposal, the February 5, 2002 letter, and relevant Commission decisions. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the TJX 2002 Proxy Materials. Accordingly, the Funds respectfully request that the Division deny the relief that TJX seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses describe: (a) five internationally recognized ILO workers' rights standards relating to trade unions and collective bargaining, worker representation, discrimination, child, prison and forced labor; and (b) a system of independent monitoring. These clauses are followed by a resolve clause that states:

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Thus the Proposal is, in effect, bipartite. The Company is requested to commit itself and hold its international suppliers to a code of conduct based on a limited number of specified human rights standards and to the outside monitoring of that compliance.

II. The Company's Opposition and The Funds' Response

TJX has requested that the Division grant "no-action" relief pursuant to three provisions of SEC Rule 14a-8: (1) Rule 14a-8(i)(3), which prohibits proposals containing vague and indefinite and misleading statements; Rule 14a-8(i)(6), which denies a company authority to implement vague and indefinite proposals that are beyond a company's power to effectuate; and Rule 14a-8(i)(7), which applies to proposals pertaining to a company's "ordinary business". Pursuant to Rule 14a-8(g), TJX bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Proposal Is Not Vague, Indefinite, or Misleading And May Not Be Omitted Under Rule14a-8(i)(3).

(1) The Proposal is Readily Comprehendible

TJX argues the Proposal is vague, indefinite, and misleading and therefore the shareholders and the company will be unable to determine with reasonable certainty exactly what measures or actions the proposal requires. TJX specifically argues that shareholders will not understand the Proposal, particularly in light of the fact the ILO conventions were not summarized. TJX also argues that it is unclear what outside, independent monitoring means, and that their overseas operations are mischaracterized. In support of its request for "no action" relief, the Company has cobbled together a series of arguments and claims that the Proposal is vague and confusing and has cited as part of the Proposal numerous ILO conventions that are not part of the Proposal.

The Proposal is not vague and confusing or misleading. The Company underestimates the intelligence of shareholders by assuming that they will not be able to comprehend the concept and intent of the Proposal. The plain terms of the Proposal request the Company implement a code of conduct based solely on the five ILO human rights standards specifically referenced (with citation to the relevant Conventions), and to commit to outside independent monitoring for compliance. Because the Proposal does not ask the Company to ratify the ILO Conventions, there is no need for the conventions to be summarized. In fact, the Commission agreed the Proposal is clear and cannot be omitted on Rule 14a-8(i)(3) grounds, as it has recently allowed an identical proposal submitted by the New York City Employees' Retirement System and the New York City Teachers' Retirement System (two of the retirement systems submitting the Proposal at issue here) to be included in a proxy statement. See The Stride Rite Corporation (January 16, 2002). TJX failed to mention the Stride Rite decision in their letter. See also PPG Industries (where Staff declined to omit a virtually identical proposal to the Proposal at issue here under Rule 14a-8(i)(3) grounds).

In Stride Rite, the company made virtually the same arguments TJX makes here. For example, the company argued (as TJX currently argues) that shareholders and the company would not know with reasonable certainty what would be required; the ILO conventions were not summarized; and outside independent monitoring was not adequately explained. This is untrue. For example, with respect to outside monitoring, the intent of the Proposal is indicated in the "whereas" clause that calls for "independent monitoring" by a "respected human rights" organization or "religious organizations." This gives the Company some latitude in selecting appropriate independent monitors. TJX executives are up to this task. If the language in the Proposal were more restrictive, TJX, as other companies have done in the past, might have argued that it was being "micro-managed." Stride Rite also went off on a tangent, as TJX does here, as it noted the fact that there are over 180 ILO conventions; cited the number of articles and pages all the conventions contain; cited conventions mentioned in the Proposal and then erroneously concluded what would be required if the Proposal was ratified; and opined that the ILO conventions were meant to be implemented on a national and international scale and not meant for individual companies. The Commission flatly rejected all of these arguments. The Funds ask the Commission to uphold Stride Rite and again reject these same arguments here. The Proposal, as evidenced by the SEC decision in Stride Rite, finds the right balance in guiding the companies in the area of human rights standards and independent monitoring for overseas suppliers.

It should be noted that many of TJX's arguments go to the merits of the Proposal and not to whether the Proposal can be excluded under Rule 14a-8. For example, according to TJX, the United States has ratified only one of the ILO conventions mentioned in the Proposal; this is totally irrelevant to whether the Proposal can be omitted as vague and confusing under Rule 14a8(i)(3) (note that the United States has actually ratified two of the Conventions mentioned in the Proposal). This and similar arguments made by TJX are inappropriate and should be made to the shareholders if the Commission rules the Proposal should be included in TJX's upcoming proxy upcoming statement.

TJX seeks to rely on a series of decisions issued in March 2001, in which the Staff declined to take action on a set of proposals that included the ambiguous language regarding the SA 8000 Social Accountability Standards. See, e.g., Revlon, Inc. (March 13, 2001); Kohls Corporation (March 13, 2001); H.J. Heinz Company (May 25, 2001); and TJX Companies (March 14, 2001). In TJX, the Commission was concerned with the "full implementation"of the SA 8000 Social Accountability Standards language. However, since this Proposal does not contain such language or any reference to the SA 8000 Social Accountability Standards, TJX and the cases cited above are inapplicable. Equally distinguishable is Ann Taylor Stores Corporation

(March 13, 2001), in which the Staff granted "no action" relief concerning a proposal seeking to commit the company to "full implementation" of "these human rights standards."

Since the issue of human rights in overseas operations and suppliers/contractors of U.S. based companies is extremely important to the Funds, the Funds, after the New York City Teachers' Retirement System lost the Revlon case, in which the proposal contained the SA 8000 Social Accountability Standards, revised their proposal in order to better meet the standards of Rule 14a-8(i)(3). The Proposal the Funds have submitted here is quite different. The Proposal "request[s] that the company commit itself to a code of corporate conduct based on the aforementioned ILO human rights standards...." (emphasis added). The "based on" language gives the company leeway in adopting standards so the company cannot contend it is being micro-managed. The resolved clause refers to the five ILO principles when it states the "aforementioned ILO human rights standards". This was lacking in the prior proposal, as the resolved clause simply referred to the "aforementioned human rights standards" which meant the SA 8000 Social Accountability Standards, which were not listed in the proposal.

TJX further seeks to create unnecessary confusion by claiming the "whereas" clauses in the current Proposal are unclear. In the Proposal, the fifth "whereas" clause, which uses the phrase "these standards" clearly refers back to the "international human rights norms" mentioned in the fourth whereas clause. As already mentioned, the Commission has agreed the current proposal is clear. See Stride Rite.

Other decisions cited by the Company to support exclusion on Rule 14a-8(i)(3) grounds are inapplicable because of the Stride Rite decision, but are readily distinguishable in any event. In Philadelphia Electric Company (July 30, 1992), the proposal that was excluded provided that "a Committee of small stockholders be elected, by those stockholders of limited members 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." As the Corporation in that instance wrote, the statement is subject to innumerable interpretations; "the reader is left without a clear understanding of what is intended."

TJX's arguments regarding its limited retail overseas presence and not having international production facilities are specious at best. TJX enters into contracts for production of goods overseas.[1] The Proposal is clear and TJX is not giving its shareholders enough credit. TJX's claims that it does not have "international production facilities" and that it does not have "extensive overseas operations" and thus the Proposal is misleading is based solely on semantics and must be rejected.

The Company's repeated assertions that its shareholders will be unable to comprehend this straightforward resolution are baseless. TJX's arguments should be dismissed.

1 According to the National Labor Committee website, TJX will not disclose where it purchases its overseas merchandise. See www.nlcnet.org.

(2) The Proposal Does Not Exceed the 500-Word Limit on Shareholder Proposals

Rule 14a-8 provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and any accompanying supporting statement exceed 500 words. The Proposal does not exceed this limit; while it includes references to specified ILO conventions, those documents themselves are not part of the Proposal.

TJX tries to argue that, by merely citing outside documents, namely the ILO Conventions, the Proposal incorporates those documents for purposes of the 500-word limitation. Inexplicably, TJX states that the 184 Conventions consist of more than 1250 pages and the text of the eight ILO conventions mentioned in the Proposal consists of 36 pages to bolster its argument. It is totally irrelevant how many pages the ILO Conventions that have nothing to do with the Proposal consist of. It is also totally irrelevant that the eight ILO Conventions mentioned in the Proposal pertaining to the five ILO principles equals 36 pages, since the conventions themselves are not part of the Proposal.

TJX's arguments cannot prevail; otherwise, proponents of shareholder proposals would be denied ability to direct fellow shareholders to sources to verify and expand upon the information presented in the resolution. See e.g., Electronic Data Systems Corporation (March 24, 2000). In Stride Rite, (January 16, 2002) the Commission refused to omit the Proposal at issue here and ruled it did not exceed the 500-word limit. Additionally, in a nearly identical situation, Staff flatly refused to allow Eastman Kodak Company to exclude proposals requiring Kodak to endorse the environmental standards contained in the CERES Principles on the ground that the proposals and principles together exceeded 500 words. See Eastman Kodak Co. (January 7, 1993). The length of a proposal either meets the length restriction or it does not. The citation to the eight ILO Conventions neither raises the cost of the Proposal nor obscures other important matters.

B. The Proposal May Not Be Omitted Under 14a-8(i)(6), As It is Clear And Unambiguous And is Within the Company's Power To Effectuate

As discussed in detail above, the Company's claims pursuant to Rule 14a-8(i)(3) that the Proposal is vague and indefinite are baseless. See Stride Rite. Thus, its allegation that it cannot discern what actions the Proposal requires must also be dismissed.

TJX's claims that the Proposal may be excluded because it is unclear what obligations the Proposal would place on the Company and therefore the Company would lack the power to effectuate the Proposal also lack foundation. See Stride Rite (where Staff ruled an identical proposal to the Proposal in question was within the company's power to effectuate). TJX cites International Business Machines Corp. (January 14, 1992). This case is inapplicable. There, an equality statement and supporting statement about discrimination in the workplace was followed by a one sentence resolved clause, which stated: "It is now apparent that the need for representation has become a necessity." Staff ruled this clause vague and therefore outside the company's power to effectuate. In contrast, the Proposal is clear and straightforward, as discussed above. Finally, once again, TJX improperly argues the merits of the Proposal.

Accordingly, TJX's arguments should be dismissed and the Proposal should not be excluded pursuant to Rule 14a-8(i)(6).

B. The Proposal Raises Substantial Policy Issues And May Not Omitted Under Rule 14a-8(i)(7).

TJX next argues that the Proposal raises matters that are within the scope of ordinary business and urges that the Proposal be excluded under Rule 14a-8(i)(7). TJX specifically argues that the Proposal pertains to issues "so fundamental to management's ability to run a company" that the proposal should not be subject to direct shareholder oversight and that the Proposal "micro-manages" the Company. The Commission however, has flatly rejected these arguments. In Stride Rite (January 16, 2002), the proponents submitted an identical proposal to the Proposal at issue here and the company's argument was the same as TJX's arguments are here. The Commission refused to omit the proposal on Rule 14a-8(i)(7) grounds.

The Stride Rite case strongly reaffirms the Commission's longstanding position that proposals that may involve matters of ordinary business must nevertheless be included in the proxy statement if they deal with matters with "significant policy, economic or other implications inherent in them." Release Number 34-12999. The Commission has often recognized the overarching significance of international human rights issues when dealing with resolutions involving, e.g., the Sullivan Principles, the CERES Principles, the MacBride Principles, and global human rights principles. The Proposal raises issues that are at the forefront of international discourse concerning globalization and free trade. Undoubtedly, the Proposal addresses significant policy concerns. The Proposal addresses labor relations in a global sense, committing the Company to implement a code of conduct "based on" the five ILO principles. Such general direction in no way interferes with management's ability to run the Company. It is clear, based on Stride Rite, the Proposal should be included in TJX's proxy materials.

Up until the Stride Rite decision, Staff had frequently been siding with proponents by refusing to grant "no action" relief to companies seeking to exclude from their proxy statements pursuant to Rule 14a-8(i))(7), proposals virtually identical or similar to the Proposal at issue here. See, e.g. PPG Industries, Inc. (January 22, 2001) (Staff refused to grant a "no-action" letter for a proposal under Rule 14a-8(i))(7) virtually identical to the one at issue here); American Eagle Outfitters, Inc., (March 20, 2001) (Staff refused to grant a "no-action" letter for a proposal under Rule 14a-8(i))(7) similar to the one at issue here). See also the Oracle Corporation (August 15, 2000) and Microsoft Corporation (September 14, 2000) cases. The resolutions at issue in those cases asked the companies to endorse a set of principles similar to those advanced by the Proposal and the proposals were not omitted under Rule 14a-8(i)(7).

TJX argues that any reference to labor relations brings the Proposal within the ambit of ordinary business, even if social policy issues are raised. In light of the Stride Rite decision,

TJX's arguments and the cases it cites in support are inapplicable. For example, In Modine Manufacturing Company (May 6, 1998), Staff allowed the proposal to be omitted under the ordinary business exception because it called for the company to develop a code of conduct guaranteeing employees the right to organize and maintain unions. There were no human rights issues or significant policy issues involved in that case. Additionally, the code proposed pertained to workers in the United States who are governed by the National Labor Relations Act. In Intel Corp. (March 8, 1999), Staff allowed the proposal to be omitted under the ordinary business exception because it called for the company to issue an employee "Bill of Rights" requiring it to implement polices treating its employees with "professional dignity and respect" and to "uphold the strictest standards of honesty and integrity." Again, there were no human rights issues involved and the proposal pertained to workers in the United States. In Wal-Mart Stores, Inc. (March 15, 1999); Staff granted "no-action" relief because the proposals dealt specifically with wage issues, unlike this case.

Tellingly, according to the SEC, proposals relating to such matters as the management of the workforce, including, but not limited to the hiring and firing of employees, "that focus on sufficiently significant social policy issues (e.g. significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release Number 34-40018. The Proposal falls into this category.

Additionally, TJX's arguments about what will be required are inaccurate, and in any event misplaced. For example, TJX lists several directives it thinks it would be required to follow from various ILO conventions that have absolutely nothing to do with this Proposal. Only one of the ILO Conventions TJX cites, (the one on child labor) actually pertains to the Proposal. And as already discussed, the ILO conventions are to be used as a guide by a company when it crafts human rights standards. The Company is not responsible for each phrase or idea contained in the conventions.

Accordingly, the Proposal should not be excluded pursuant to Rule 14a-8(i)(7).

Conclusion

For the reasons stated above, the Funds respectfully submit that TJX's request for no-action relief be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Samantha M. Biletsky

Samantha M. Biletsky
Associate General Counsel

cc: Jay H. Meltzer
Kevin B. Acklin

The TJX Companies, Inc.
770 Cochituate Road
Framingham, Massachusetts 01701

March 15, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the New York City Police Pension Fund and the New York City Fire Department Pension Fund

Ladies and Gentlemen:

I am writing on behalf of The TJX Companies, Inc. in response to the March 5, 2002 letter (the "Proponent Letter") submitted to the Office of Chief Counsel by the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Proponents"). The Proponent Letter was submitted in response to our letter dated February 5, 2002 (the "TJX Letter"), in which we requested that the staff concur with our view that the proposal submitted by the Proponents (the "2002 Proposal") may be excluded from our 2002 proxy materials.

In their response, the Proponents rely on the letter recently issued to the Stride Rite Corporation, in which the staff disagreed with Stride Rite's reasons for excluding from their proxy materials a proposal that is substantially similar to the 2002 Proposal. Stride Rite Corp. (Jan. 16, 2002). We regret that we did not have the opportunity to address Stride Rite in the TJX Letter. Although the Stride Rite letter was publicly available on January 16, 2002, the letter was not posted to the Westlaw database until February 6, 2002 -- the day after we filed the TJX Letter. In this letter, we are addressing the staff's position in Stride Rite, supplementing our views in the TJX Letter.

We respectfully disagree with the staff's position in Stride Rite and continue to believe the views set forth in the TJX Letter are correct. As set forth in the TJX Letter, we believe that the 2002 Proposal may be excluded under Rule 14a-8(i)(3) because it is vague and indefinite in violation of Rule 14a-9. Last year, the staff concurred with the exclusion of a substantially similar proposal (the "2001 Proposal") on the basis that the 2001 Proposal was vague and indefinite. TJX Companies, Inc. (Mar. 14, 2001). Although the Proponents have made minor alterations, we believe that these alterations do not remedy the defects of the 2001 Proposal.

TJX and the Proponents have no disagreement as to whether it is possible to create a stockholder proposal with respect to human rights principles that meets all of the requirements of Rule 14a-9. Where we disagree is whether the Proponents have created such a proposal in the 2002 Proposal. The answer to this disagreement turns on the determination of what the standards are in the 2002 Proposal on which TJX is asked to base a code of conduct. Are these standards "solely the five ILO human rights standards specifically referenced" as asserted in the Proponent Letter? Or, as we assert, does the 2002 Proposal ask for a code of conduct based on all of the ILO Conventions? Or on the eight ILO Conventions listed in the 2002 Proposal? Or on undefined "international human rights norms"?

If the Proponents had based the 2002 Proposal solely on five identified principles without inclusion of the ILO Conventions generally or the eight cited ILO Conventions or undefined human rights norms, the Proponents could have created a proposal that, like the MacBride Principles, the CERES Principles and the China Principles, would not be vague and misleading or interfere with matters of ordinary business. However, by incorporating eight or 184 ILO Conventions and undefined human rights norms, the Proponents created an entirely different request, rendering the 2002 Proposal both vague and misleading and inclusive of ordinary business matters.

The words of the 2002 Proposal are at clear variance with the assertions in the Proponent Letter. As it is written, the 2002 Proposal clearly incorporates all 184 ILO Conventions. The fifth "Whereas" clause states that "these standards *incorporate* the conventions of the United Nation's (sic) International Labor Organization (ILO) on workplace human rights which *include* the following principles . . . ." (emphasis added). The 2002 Proposal then lists five principles and cites eight specific ILO Conventions. The 2002 Proposal goes on to request a code of conduct based on "these standards," not on the cited principles. By its own language, the 2002 Proposal standards clearly "incorporate" all ILO Conventions. The five principles are "included" in the Conventions and defined with reference to eight specifically identified ILO Conventions. A cursory look at the Webster's Dictionary shows that the word "incorporate" means "to unite or work into something already existent so as to form an indistinguishable whole" and the word "include" means "to comprise as part of a whole". Plain English thus makes clear that the ILO Conventions are included in the 2002 Proposal. Long-accepted principles of legal construction reach the same result. Documents are construed so as to give meaning to the language included and not to ignore what the drafter has included. If the Proponents intended to limit the 2002 Proposal to the five identified principles, there would have been no need to include or incorporate or indeed to reference either the ILO Conventions generally or the eight identified ILO Conventions.

To reach the conclusion that the 2002 Proposal does not incorporate the ILO Conventions, the Proponents in the Proponent Letter have redrafted the proposal in their summary of it. In one place, the Proponents assert that the proposal asks for a code of conduct based "solely on the five ILO human rights standards specifically referenced (with citation to the relevant Conventions)". Proponent Letter at 2. In another place, they assert that the reference to "standards" on which the code is based refers to "international human rights norms". Proponent Letter at 4. These summaries belie the actual words of the 2002 Proposal. Whatever the intent of the Proponents, they have submitted a proposal that asks for a code of conduct based on the full ILO Conventions.

The Proponents flatly state that "[b]ecause the Proposal does not ask the Company to ratify the ILO Conventions, there is no need for the conventions to be summarized." Proponent Letter at 2. We strongly disagree with this statement. We have never asserted that our shareholders are being asked to ratify the ILO Conventions. However, because they are being asked to approve a code of conduct based on these Conventions, the 2002 Proposal must summarize them to meet the most minimal disclosure requirements. Disclosure is not a matter of "the intelligence of shareholders." Proponent Letter at 2. How can our shareholders understand the 2002 Proposal if it does not even attempt to summarize the ILO Conventions that TJX would be required to implement?

The Proponents also argue that the 2002 Proposal is not vague and indefinite because of minor revisions to the language of the 2001 Proposal. For example, the Proponents have deleted language referring to the SA8000 Social Accountability Standards established by the Council of Economic Priorities. This revision was presumably made in response to the staff's concurrence with TJX's argument last proxy season that, by requesting implementation of the SA8000 Social Accountability Standards without describing those Standards, the 2001 Proposal was vague and indefinite. The TJX Companies, Inc. Despite the Proponents' revision, however, the 2002 Proposal suffers from precisely the same problem as the 2001 Proposal. The ILO Conventions, while different from the SA8000 Standards, are every bit as broad and far-reaching as those standards. More importantly, just as the 2001 Proposal failed to summarize the SA8000 Standards, the 2002 Proposal fails to summarize the ILO Conventions.

To put the matter differently, both the 2001 Proposal and the 2002 Proposal include an identical "Whereas" clause that lists five principles and cites eight ILO Conventions. The Proponents argue that this clause contains the only "standards" that are the subject matter of the 2002 Proposal. In the Proponents' words, "the plain terms of the Proposal request the Company implement a code of conduct *based solely* on the five ILO human rights standards specifically referenced . . . ." Proponent Letter at 2 (emphasis added). But if these five principles are plainly the subject matter of the Proposals, then the 2001 Proposal was not vague and misleading, as TJX argued and the staff agreed. The language of the "Whereas" clause described above has not changed. Our argument last year focused, among other things, on the fact that the 2001 Proposal failed to provide shareholders with adequate information regarding the far-reaching and detailed content of the SA8000 Standards. If the 2001 Proposal, which used the same language as the 2002 Proposal, had asked TJX only to implement the five principles specifically listed, our argument would have been irrelevant. However, the 2002 Proposal did not, and we believe that the 2002 Proposal, unchanged in this regard, also does not. Because the relevant language of the 2002 Proposal is identical to that of the 2001 Proposal, we believe that the 2002 Proposal should be treated consistently with the 2001 Proposal.

In addition, the Proponents changed the language seeking "full implementation" of the ILO Conventions in the 2001 Proposal to "implementation of a code of corporate conduct based on" the ILO Conventions in the 2002 Proposal. We believe that the ambiguities in the 2002 Proposal lie in the subject matter of the proposal (*i.e.*, the ILO Conventions), not the action that the proposal would require TJX to take. At its most basic level, the 2002 Proposal requires TJX to take some action "based on" [X], but does not explain adequately what [X] is. If the proposal does not adequately explain to shareholders what [X] is, then requiring TJX to "commit to the full implementation of" [X] is just as misleading as requiring TJX to commit itself to "the implementation of a code of corporate conduct based on" [X]. Thus, from the shareholder's perspective, the 2002 Proposal is as vague and indefinite as the 2001 Proposal, if not more so. Whether the 2002 Proposal incorporates all of the ILO Conventions, eight of those Conventions or the ambiguous "international rights norms," the 2002 Proposal fails to explain adequately what the subject matter represents. The change in the required action from "full implementation" to "implementation of a code of corporate conduct based on" does not cure this ambiguity.

Stride Rite argued that the change in language from "full implementation" of the ILO Conventions to "implementation of a code of corporate conduct based on" the ILO Conventions does not cure the vague and indefinite nature of the proposal because, rather than requiring Stride Rite to adopt the ILO Conventions, the new language required the "additional step" of implementing a code of conduct based on the conventions. Stride Rite reasoned that such an additional step was "further attenuated" such that "a shareholder who voted in favor of the proposal could not realistically imagine what the practical result of such a vote would be." Thus, Stride Rite focused on the confusing nature of the action that the proposal would require (*i.e.*, "implementing a code of corporate conduct based on the ILO Conventions"). Differently, TJX believes that the underlying subject matter of the 2002 Proposal, not the required action with regard to that subject matter, is what is vague and indefinite about the 2002 Proposal. Changing the required action from "full implementation" to "implementation of a code of corporate conduct based on" does not cure this ambiguity.

We respect the right of TJX shareholders to submit proposals that they believe would benefit our company. We have included other shareholder proposals in our proxy material for the past several years and plan to include another shareholder proposal on global standards as well as a proposal on the MacBride Principles in our proxy statement this year. However, we believe that the 2002 Proposal, by failing to explain its subject matter, does not provide our shareholders with a meaningful basis for informed voting. Without reiterating the positions in the TJX Letter here, we continue to believe that, because the 2002 Proposal incorporates the ILO Conventions, it may also be excluded on the bases provided in that letter. Therefore, we respectfully request that the staff concur that the 2002 Proposal may be excluded from our 2002 proxy materials pursuant to Rule 14a-8(i)(3) as well as 14a-8(i)(6) and 14a8-(i)(7).

* * * * * * * *

As required by Rule 14a-8(j), six copies of this letter are enclosed. Simultaneous with this filing, a copy of this submission is being provided to the Proponents.

Please feel free to call Mary E. Weber of Ropes & Gray at (617) 951-7391 or Kevin B. Acklin of Ropes & Gray at (617) 951-7013 with any questions regarding the foregoing submission.

Very truly yours,

/SAA

Jay H. Meltzer
Senior Vice President,
General Counsel and Secretary

cc: Mr. Patrick Doherty
City of New York
Office of the Comptroller
1 Centre Street
New York, N.Y. 10007-2341

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The TJX Companies, Inc.
Incoming letter dated February 5, 2002

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards.

We are unable to concur in your view that TJX may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that TJX may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to concur in your view that TJX may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised to delete the first Whereas clause. Accordingly, we will not recommend enforcement action to the Commission if TJX omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that TJX may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that TJX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that TJX may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that TJX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Attorney-Advisor